[USCorp Letterhead]
USCorp
4535 W. Sahara Ave. Suite 200
Las Vegas, Nevada 89102

Date:	April 21, 2011
To:	Tracie Towner and/or Anne Nguyen Parker, Branch Chief
United States Securities and Exchange Commission,
Division of Corporation finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Your correspondence dated March 1, 2011 regarding USCorp’s (the “Company”) Forms 10-K for fiscal year ended September 30, 2010 and 10-Q for fiscal quarter ended December 31, 2010 (the “Filings”).

Dear Ms. Towner and/or Ms. Parker,

We respond as set forth below to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated March 1, 2011, relating to the above- captioned filings. The Company has amended these Filings in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended September 30, 2010

Risk Factors, page 20

Comment 1. Please add a risk factor discussing the debentures that are in default. Quantify the amount of the debentures, and discuss the effect upon the company of such defaults.

Response:  In response to this comment, we have added the following risk factor:

“We are currently in default on certain convertible debentures that we issued to investors”

We have currently have outstanding an aggregate of $700,000 principal amount of convertible debentures (the “Debentures”). These Debentures were issued over a period of two years and accrue interest at the rate of 4% or 5%.  The conversion price for these Debentures is $0.125 per share and may be converted into an aggregate of 5,600,000 shares of our common stock. Although all of the holders of the Debentures have agreed to extend the maturity date of their respective Debenture, we are in technical default under these Debentures entitling the holders to potentially demand payment of all principal and interest owed to date. In the event that the holders do in fact demand payment, we will not be able to satisfy these obligations and may be forced to discontinue operations.”

Recent Sales of registered and unregistered securities, page 25

Comment 2. Distinguish the registered sales from the unregistered sales. For the unregistered sales, provide the exemption from registration that was claimed and state briefly the facts relied upon to make the exemption available. In addition, as you have listed the 8,778,556 common shares issued twice, please confirm whether you issued 8,778,556 or 17,557,132 shares during fiscal year 2010 for services rendered. Please also discuss the warrants that were issued in fiscal year 2010, as disclosed in Note 8 to the financial statements.

Response:  “8,778,566” is the correct number of shares issued, not 17,557,132 shares. We have revised this section by providing additional narrative and a table distinguishing registered and unregistered sales, please see page 25. Further, we have added the following disclosure relative to the exemption the Company relied upon:

“The shares and warrants were sold to accredited investors under the Regulation D exemption and were exempt from registration pursuant to Rule 506 of Regulation D promulgated by the SEC under the Securities Act of 1933.  Neither we nor any person acting on our behalf offered or sold these securities by any form of general solicitation or general advertising.  The shares sold are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.  Each purchaser represented to us that he was purchasing the securities for his own account and not for the account of any other persons.  Each purchaser was provided with written disclosure that the securities have not been registered under the Securities Act of 1933 and therefore cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.”

Financial Statements

Audit Report, page 30

Comment 3. Please obtain and include in an amendment to your filing a revised auditor’s report from your independent public accountant that identifies the financial statements covered by the report in accordance with Rule 2-02(4) of Regulation S-X. Please refer to the guidance on the form of comparative statements in AU Section 508.08. In addition, please ensure the revised report contains a manual or conformed signature of the auditor’s firm.

Response: We have included our auditor’s revised report that identifies the financial statements covered by the report in accordance with Rule 2-02(4) of Regulation S-X, please see page 30.

Comment 4. We note you identify yourself as an exploration stage company and provide the cumulative inception-to-date information required by FASB ASC 915 in your financial statements. We further note that the auditor’s report from your independent public accounting firm does not include a reference to the inception-to-date information. Please ensure that the amendment you file in your response to our comment above includes audit coverage of your inception-to-date financial information, and remove the “un-audited” labeling from your Statements of Stockholder’s Equity. If your current auditor makes reference to a predecessor independent accounting firm(s) that audited a portion of the cumulative data, include the predecessor accountant’s report(s) and consent(s) in your filing.

If this is not feasible, please request a waiver of the audit requirement for the inception-to-date information by contacting the Division of Corporation Finance’s Office of the Chief Accountant (CF-OCA). If a waiver is granted, revise the labeling of the inception-to-date information in your financial statements as “un-audited.” Please see information with respect to contacting CF-OCA on our website at the following address:

http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

Response: We have removed the unaudited labeling from our Statements of Stockholder’s Equity. The predecessor independent accountants’ reports are in our reports on form 10-KSB for years 1989 through 2002. On March 19, 2004 we filed a Form 8-K reporting a change in the Company’s Auditors. On April 21, 2004 we filed an amended form 10-KSB to report the change in accountants for fiscal year ended September 30, 2003 and to replace the prior Independent Auditor’s report that also contains the Consent of Henry Schiffer, C.P.A. as Exhibit 23.1 and which is included herein by reference.

Controls and Procedures, page 47

Comment 5. We note your officer concluded that “the design and operation of [your] disclosure controls are effective.” This representation implies a limitation on the scope of your conclusion and does not address the assessment made as of the end of the fiscal year.

Rather than expressing your conclusion regarding the “design and operation” of your disclosure controls and procedures, conclude only whether they were effective or not effective. If you wish to express your conclusion in further detail, then you should use the appropriate language, as expressed in Rule 13a-15(e) of Regulation 13A, I.e. “…controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.”

We also note that your conclusion on disclosure controls and procedures in your Form 10-Q filed on February 18, 2011 provides a description of disclosure controls and procedures that differ from that found in Rule 13a-15(e), In future filings, please provide your conclusion on disclosure controls and procedures in the appropriate manner.

Response: In response to this comment, we have revised our Controls and Procedures section to simply state that our officers concluded that our disclosure controls and procedures are effective. Please see page 47.

Further, we conformed our disclosure relative to our controls and procedures to Rule 13a-15(e) in our Form 10-Q.

Directors, Executive Officer, Promoters and Corporate Governance, page 47

Comment 6. Revise your disclosure to describe the business experience during the past five years for each director and executive officer. Provide dates of employment and explain each officer or director’s work during the past five years. See Regulation S-K, Item 401(e).

Response: In response to this comment, we have revised the biographies of our officers and director as requested. Please see the revised disclosure beginning on page 47.

Comment 7. For each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.

Response:

In response to this comment, we have added the requested disclosures to the Directors’ biographies.  Please see the revised disclosure beginning on page 47.

Comment 8. You state that Mr. Dultz has “served on the boards of several publicly traded companies: and Mr. Eubank has “served on the boards of several public, private and not-for-profit Companies as an officer and director including…” Explain when Mr. Dultz served on those boards and provide the necessary disclosure for those boards that he served on during the past five years. Clarify whether you have included all public company directorships held by Mr. Eubank during the past five years.

Response: In response to this comment, we have revised the biographies of Messrs. Dultz and Eubank. Please see the revised disclosure beginning on page 47.

Comment 9. We note that you have disclosed the percentage of time that Messrs. Dultz and O’Baugh devote to the affairs of USCorp. Provide similar disclosure for Mr. Eubank.

Response: In response to this comment, we have revised the biographies of Messrs. Dultz and Eubank.  Please see the revised disclosure beginning on page 47.

Comment 10. Provide disclosure for the directors and executive officers’ involvement in certain legal proceedings for the past ten years.

Response: In response to this comment, we have revised this subsection to disclose the directors and executive officers’ involvement in certain legal proceedings for the past ten years see page 48.

Executive compensation, page 49

Comment 11. Provide all the disclosure that Regulation S-K, Item 402 requires. For example, and without limitation, provide the following:

•	A summary compensation table for the last two years and include stock awards at the aggregate grant date fair value; and
•	Narrative disclosure to the summary compensation table that includes the material terms of each named executive officer’s employment agreement or arrangement, whether written or unwritten.

Response: In response to this comment, we have revised the executive compensation section to be compliant with Regulation S-K, Item 402. Please see page 49. We have disclosed the information regarding Mr. Dultz in reliance on Instructions to Item 402(a)(3). 1. Determination of most highly compensated executive officers.

Comment 12. File as an exhibit any compensation or loan agreement with Mr. Dultz. Provide disclosure required by Regulation S-K, Item 404 in regards to the loans made by Mr. Dultz or tell us why such disclosure is not necessary.

Response: In response to this comment, please note that the amounts in questions are less than $120,000 and therefore, we believe that such disclosure is not required pursuant to Regulation S-K, Item 404.

Certain Relationships, Related Transactions and Director Independence, page 50

Comment 13. Provide all the disclosure that Regulation S-K, Item 404 requires. For example, disclose the approximate dollar amount of the office equipment and space provide by your chief executive officer and majority shareholder.

Response: In response to this comment, we have revised the disclosure on page 50 relative to Certain Relationships, Related Transactions and Director Independence.

Comment 14. File all exhibits that Regulation S-K, Item 601 requires. For example, and without limitation, we note that you have not filled your articles of incorporation, your bylaws, a list of your subsidiaries or the auditors consent.

Response: In response to this comment, we have filed the exhibits requested. Please see Exhibit 3.1 Articles of Incorporation as Amended, Exhibit 3.2 USCorp Bylaws, Exhibit 21.1 List of USCorp Subsidiaries and Exhibit 23.1 Auditor Consent.

Comment 15. Provide a reference to the specific filing with which Exhibit 14.1 was filed.

Response: In response to this comment, we have specified the filing containing Exhibit 14.1 on page 51. Please see our Form 10-KSB for period ending September 30, 2004 filed on November 26, 2004

Comment 16. File as an exhibit your Stock Incentive Plan mentioned in Note 9 to the financial statements on page 44.

Response: Please note that our Stock Incentive Plan mentioned in Note 9 to the financial statements was filed with our Registration Statement on Form S-8, filed on October 29, 2009 and amended on December 9, 2009 (see page 44).

Exhibits 31.1 and 32.1

Comment 17. We note that you have replaced the word “registrant” with “small business issuer.” In future filings, provide the certifications in the exact form that Regulation S-K, Item 601(b)(31) requires.

Response:  In response to this comment, we have revised our certifications to provide for the exact wording stated in Regulation S-K, Item 601(b)(31) and will state the exact wording in future filings.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Legal Proceedings, page 20

Comment 18. We note your disclosure regarding your receipt of the Cease and Desist Order from Pennsylvania as a result of a single unauthorized phone call to a potential unaccredited investor contrary to the Company’s policy. With a view towards disclosure, please tell us the nature of the actions giving rise to the Cease and Desist Order. Tell us who placed the unauthorized phone call and the nature of the discussion.

Response: In response to this comment, we have added disclosure in the Form 10-Q relative to the Cease and Desist Order.

Engineering Comments

General

Comment 19. Throughout your [Form 10-K/A] filing you reference historical information to describe your properties. Please disclose appropriate references for all historical information provided in your filing.

Response: In response to this comment, please note that the historical information refers to unpublished reports contained in the proprietary data on our web site. We have forwarded this historical information to you as supplemental data, please see our response to Comment 20 below.

Recent Developments

Comment 20. In this section of your filing you reference proprietary reports for your Twin Peaks and Picacho Salton properties. Please forward these reports as well as the other information you reference as being password protected, to our engineer, as supplemental information and not as part of your filing, pursuant to paragraph (c) of Industry Guide 7 and Rule 12b-4 of Regulation 12B. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and the phone number for a technical person whom our engineer may call if he has technical questions.

If you wish to have this supplemental material returned, please make a written request with the letter of transmittal. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b). If there are any questions concerning the above request, please phone John Coleman, Mining Engineer at (202) 551-3610.

Response: In response to this comment, we have forwarded to you a CD as requested.

Recent Exploration and Samplings page 19 [of the Form 10-K/A]

Comment 21. We note your disclosure of economic indicators such as production rates and operating costs that are based on resources and preliminary economic assessments.  Additionally, on pages 26 and 27 of your filing you also disclose economic indicators associated with your properties. These estimates do not have a demonstrated economic viability as may be implied. Therefore please modify your filing and remove the financial information developed and/or derived from the possible development of your resources.

Response: In response to this comment, we have revised the disclosure in the Form 10-K please see pages 26 and 27.

Further, please note the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or anything that I can do to facilitate your review, please let me know. Your anticipated cooperation is greatly appreciated.

Best Regards,
 /s/ Robert Dultz
Robert Dultz,
USCorp CEO, President, Chairman, Acting CFO and Director

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A
 (Mark One)

☒	Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended September 30, 2010

OR

☐	Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from ___ to ___

Commission File Number: 000-19061

USCORP
(Exact name of the Company as specified in its charter)

Nevada	87-0403330
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102
(Address of principal executive offices)

  (702) 933-4034
(The Company’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Names of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Common Shares, $0.01 Par Value

Indicate by check mark whether the Company (l) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of The Company’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K/A or any amendment to this Form 10-K/A. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, accelerated filer, a non-accelerated filer or a small departing company.

Large Accelerated Filer ☐	Accelerated Filer ☐

Non-Accelerated Filer ☐	Small Reporting Company ☒

Indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Act).    Yes ☐ No ☒

State the issuer’s revenues for its most recent fiscal year. $0.0

State the aggregate market value of the voting stock held by non-affiliates computed by reference to the price at which the stock was sold, or the average bid and asked price of such stock, as of a specified date within the past 60 days. As of December 22, 2010, the value of such stock was $5,786,312. Shares of common stock held by each executive officer and director and by certain persons who own 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

Number of shares outstanding of Issuer’s class A common stock, $0.01 par value, outstanding on September 30, 2010: 135,955,389 shares. Number of shares outstanding of Issuer’s class B common stock, $0.001 par value, outstanding on September 30, 2010: 5,060,500 shares.

Documents Incorporated by Reference: NONE

Transitional Small Business Disclosure Format (Check one): Yes ☐; No ☒

Explanatory Note

We are filing this amended Form 10-K in response to certain comments the Company received from the U.S. Securities and Exchange Commission on March 1, 2011.

Further, Subsequent to the issuance of the financial statements for the fiscal years ended September 30, 2010 and September 30, 2009, management discovered that an incorrect statement had been filed instead of the finalized report.  The original Annual Report on Form 10-K we filed incorrectly valued the Gold Bullion Loan.  The following indicates those accounts in the consolidated balance sheets and the consolidated income statements affected by the restatement.

	As Reported	As Restated
Total shareholder deficit	$3,263,624	$3,742,139
Net loss	$(1,724,669)	$(2,203,184)

FORM 10-K/A
September 30, 2008
USCORP

FORWARD LOOKING STATEMENTS

Some of the information contained in this Annual Report may constitute forward-looking statements or statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations and projections about future events. The words “estimate”, “plan”, “intend”, “expect”, “anticipate” and similar expressions are intended to identify forward-looking statements which involve, and are subject to, known and unknown risks, uncertainties and other factors which could cause the Company’s actual results, financial or operating performance, or achievements to differ from future results, financial or operating performance, or achievements expressed or implied by such forward-looking statements. Projections and assumptions contained and expressed herein were reasonably based on information available to the Company at the time so furnished and as of the date of this filing. All such projections and assumptions are subject to significant uncertainties and contingencies, many of which are beyond the Company’s control, and no assurance can be given that the projections will be realized. Potential investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

USCorp (hereafter, the “Company”, “we” and “our” refer to USCorp) was formed in May 1989 in the state of Nevada as The Movie Greats Network, Inc. In August 1992, the Company changed its name to The Program Entertainment Group, Inc. In August 1997, the Company changed its name to Santa Maria Resources, Inc. In September 2000, the Company changed its name to Fantasticon, Inc. and in January 2002 the Company changed its name to USCorp.

In April 2002, the Company acquired USMetals, Inc. (“USMetals”), a Nevada corporation, and holder of 141 unpatented lode mining claims by issuing 24,200,000 shares of Company Common Stock in exchange for all of the then issued and outstanding shares of USMetals. USMetals became a wholly owned subsidiary of the Company. Since being acquired by USCorp USMetals has added lode and placer claims for a total of 172 claims that we refer to as the Twin Peaks Project.

Southwest Resource Development, Inc. (“Southwest”) was formed and organized under the laws of the State of Nevada on April 3, 2004 as a wholly owned subsidiary of USCorp. On or about May 29, 2004, Southwest acquired 8 lode and 21 placer mining claims (the “Mining Claims”) in Imperial County, California. Since being formed by USCorp Southwest has added additional claims for a total of 162 claims that we refer to as the Picacho Salton Project.

Both USMetals and Southwest have acquired additional mining claims and USCorp has performed significant exploration work, including the completion of feasibility studies, environmental, ecological and biological reports and performed drilling as described more fully below (See “USMETALS - Summary of Organization and Business” and “SOUTHWEST RESOURCE DEVELOPMENT, INC. - Summary of Organization and Business”).

OVERVIEW

USCorp is an “exploration stage” company. All of the Company’s mining claims are held in the names of its wholly owned subsidiaries, USMetals, Inc. (“USMetals”) and Southwest Resource Development, Inc. (“Southwest”). The Company’s operations center on completing exploration and beginning development of USMetals’ mining property known as the Twin Peaks Project, and Southwest’s mining properties which the Company refers to as the Picacho Salton Project. The Company has realized no revenues from operations to date.

The Company, through its wholly-owned subsidiary, USMetals, owns 172 mining claims in the Eureka Mining District of Yavapai County, Arizona, called the Twin Peaks Project; and through its wholly-owned subsidiary, Southwest, owns a total of 162 mining claims in the Mesquite Mining District of Imperial County, California, called the Picacho Salton Project.

A. RECENT DEVELOPMENTS.

We have included in this discussion of Recent Developments quotes from recent press releases, without providing updating or clarifying statements within the quotations. Additional information, including updates and clarifications, if any, follow in subsequent paragraphs and in other sections of this Report.

In October 2009 we reported that, in order to facilitate ongoing negotiations with a number of mining companies, we had uploaded proprietary technical data to a secure website operated by Pandesa ShareVault for viewing by industry professionals. This data is now available on USCorp’s web site at uscorpnv.com. Access to the proprietary data is by invitation only after signing a confidentiality agreement and it is password protected. The information includes:

•	Feasibility Studies and Technical Reports for Twin Peaks in Arizona, USA and Picacho Salton in California, USA, Historical Assays, Drill Logs and other documents from the late 1800s through 2009

•	Maps and photographs of our properties

•	Corporate Information and SEC filings

Also in October 2009 our former President, Secretary and Treasurer, Larry Dietz, passed away. Larry was a friend and business associate for over 25 years. His knowledge of mineralization occurrences throughout the Southwest was unparalleled. He was a Vietnam veteran. Most importantly, Larry was a truly good man and we miss him.

In December, 2009 members of management, representatives of Geological Support Services, Wondjina Research and Laguna Mountain Environmental along with representatives from the El Centro Office of the Bureau of Land Management (BLM) participated in a conference regarding our application to conduct exploratory drilling on our Picacho Salton Project in Imperial County, California. All remaining issues were thoroughly discussed along with the steps needed to address those issues in order for the BLM to approve the company’s mining plan of operations. It is USCorp’s belief, assuming no additional comments from the BLM, that the approval may be granted during 2011.

In January 2010 we announced the reelection of Robert Dultz as Chairman of the Board of Directors and a Director, Carl O’Baugh and Spencer Eubank to the Board of Directors and the election of Michelle Seibel and B. K. Simerson as directors. We also announced officers as follows: Robert Dultz, President CEO and Acting CFO; and Spencer Eubank as Secretary-Treasurer.

Also in January we released general information about contacts with principals regarding potential financing, joint-venture, merger, acquisition or other business combinations whose purpose is development of the Company’s California and Arizona properties by or with well-financed and highly experienced miners.

In February we began advanced negotiations with two entities. Those communications had as their object one or more of the following: equity and/or debt financing in the US and Europe with our Class A and/or Class B Common, joint-venture, merger, acquisition or other combinations whose purpose is development of USCorp’s California and Arizona properties and public markets by or with well-financed and highly experienced miners and financial entities.

In July we reported that in January, USCorp entered into discussions with a European entity, and some progress was made regarding a private placement of our Common Class B shares in Europe. USCorp was not able to release any information publically or privately regarding this transaction due to the ongoing nature of the discussions. During a spike up to 24 cents per share in March of our Class A shares in the U.S. they were not able to complete their commitment, leading to a mutually agreed termination of contract.

Recently the Proprietary Information about USCorp and technical information about our properties was moved to our web site and is now available, upon request at uscorpnv.com. This is the same body of information that was previously available on the Sharevault web site. Access to the proprietary data is by invitation only after signing a confidentiality agreement and it is password protected. The information includes:
•	Feasibility Studies and Technical Reports for Twin Peaks in Arizona, USA and Picacho Salton in California, USA, Historical Assays, Drill Logs and other documents from the late 1800s through 2009
•	Maps and photographs of our properties
•	Corporate Information and SEC filings
This information is technical in nature; it is intended for mining industry professionals and not the general public. Summaries and reports based on the proprietary information are available to the general public on our web site and in our filings with the Securities and Exchange Commission.
Meanwhile, in California we are in the final stages of obtaining approvals necessary to conduct our planned drilling program on our Picacho Salton Project. The Bureau of Land Management (BLM) has determined that all necessary studies and reports have been submitted and are complete. USCorp has entered the final step before the BLM grants approval of our Mining Plan of Operations for the Picacho site.
During the 30 day Comment Period, during which the public was offered an opportunity to voice concerns, the Quechan Tribe of Fort Yuma did object to our proposed drilling program in a letter dated 8 June 2010. The California BLM is currently working with the Quechan Tribe to resolve those objections. We have been assured by the BLM that resolution is progressing, although when resolution will come is not known.
The following are excerpts from an email received by USCorp from the California Desert District BLM Office:
"…In the process of writing the decision record we will have to respond to every issue brought up by the tribe…From the look of things we might also amend some portions of the E.A. [Environmental Assessment] while resolving some of these issues. … I believe we will be through with this process soon..."
USCorp has addressed the concerns of the Quechan Tribe and expects that approval of our California drilling program will attract the financing necessary to allow USCorp to complete the planned drilling program at the Picacho Salton Project in California.

In August we released and update that discussed Earlier in the month we filed our Report on Form 10-Q with the U.S. Securities and Exchange Commission (SEC) with financial statements for the period ending June 30, 2010, our fiscal third quarter. A link to the filing is on our web site: http://uscorpnv.com.We also paid the annual maintenance fee for our California and Arizona Claims. We filed 172 claims in Arizona and 162 claims in California. We reduced the number of claims filed in California and therefore our cost basis, by eliminating duplicate lode and placer claims that covered the same ground and correcting or eliminating overlapping claims. Our total acreage remains the same.

In California we are very close to obtaining approvals necessary to initiate our planned drilling program for our Picacho Salton Project. In Arizona the third and final phase of the Twin Peaks drilling program is designed and necessary to generate a report that meets industry measurement reporting standards. Without the third phase completed we cannot say much regarding the results of the first two phases, except to release assay results as we have done previously. Our current projections were made without including the results from the first two phases of the drilling program because of the need for the completion of the third phase.

We continue to discuss financing options with individuals and entities regarding potential acquisition, direct investment, joint-venture, and other business combinations. We have also begun discussions concerning expanding and strengthening our mining management team.

In September we announced that USCorp had signed a non-binding Letter of Intent (LOI) with a multinational Chinese agricultural conglomerate with over USD$700 million in annual revenues. The next step was to complete a definitive agreement spelling out terms and conditions including major financing for USCorp, which we reported in October, see below.

“We believe USCorp has shown itself to be a survivor in an era of economic difficulties that have left many investors whose investments in ‘safe’ or ‘conservative’ companies left them holding the bag, in some cases an empty bag. And in an era of disappearing juniors, forced out of business by the effects of the economy, USCorp is still around, kept alive by the efforts of our management team, working hard and spending frugally, as well as the efforts of our loyal shareholders and investors. USCorp has done what it said it would do, limited only by finances available to fulfill our business plan,” stated Robert Dultz, CEO of USCorp.

On September 29, 2010 a meeting of the shareholders was held without notice pursuant to the applicable provisions of the Nevada corporate statues and the bylaws of the corporation at which meeting a majority of the shares of the company were voted in person and by proxy. A summary of the matters submitted to the security holders follow. All items were approved by majority vote:

The terms and conditions of the Company’s Series A and Series B Preferred stock were amended to read as follows: that all issued and outstanding USCorp Preferred stock, when converted to Common A Stock shall be returned to the Treasury of Preferred Stock of the Company;

The nominations for fiscal 2011 directors by the shareholders were Robert Dultz, Director and Chairman, Spencer Eubank, Director, Michelle Seibel Director, and as outside directors Carl O’Baugh, and B. K. Simerson were approved and the individuals accepted their election to their respective positions;

The Officers of the corporation for fiscal 2011 were elected by the Board of Directors: Robert Dultz CEO, President and acting CFO; Spencer Eubank Secretary-Treasurer; and Michelle Siebel Assistant Secretary;

The purchase of Series A Preferred stock by Officers and Directors of the corporation at par value was authorized by the shareholders as follows: Robert Dultz 1.5 million; Spencer Eubank 500 thousand shares; Michelle Seibel 250 thousand shares; Carl O’Baugh 50 thousand shares and B. K. Simerson 50 thousand shares;

The release of proprietary corporate information, including information regarding the corporation’s properties, to select individuals and entities after acknowledging the confidentiality of that information for the purpose of fund raising, property development, joint-ventures, mergers and acquisitions, loans and other deal making activities was approved by the shareholders;

The re-negotiation of the “Gold Bullion Loan” and Convertible Debentures to gain an extension of time to repay these from the lenders was approved;

The Board was authorized to take whatever actions are deemed necessary by the Board to protect the corporation’s rights, through its subsidiaries to explore, develop and extract the minerals at the Twin Peaks Project property and the Picacho Salton Project property;

Spinning off the corporation’s subsidiaries, USMetals, Inc., and Southwest Resource Development, Inc. when and if deemed appropriate by the Board of Directors was authorized by the Shareholders;

The Shareholders authorized distribution to the corporation’s shareholders as a dividend of shares in USMetals, Inc., and Southwest Resource Development, Inc., at a rate of 1 subsidiary share for each 10 USCorp Common A, Common B, (Regulation S share which trade only offshore, at this time in Europe), and Series A and B Preferred shares (based on conversion rate) owned, or such other rate as may be determined by the Board, and to issue USMetals, Inc., and Southwest Resource Development, Inc. shares to warrant holders of USCorp warrants when they exercise their warrants, fractions to be rounded to the next highest full share;

The determination to implement or to not implement such spin-offs, at the discretion of the Board, when and if necessary, in order to protect the investments and rights of the shareholders as well as the ownership of said properties by USMetals, Inc., and Southwest Resource Development, Inc, was authorized by the shareholders;

The Shareholders authorized the Board to raise funds by selling stock via private placement or public offering in a manner, for prices and at times to be determined by the Board;

The formation of a joint venture entity and/or a joint venture with “the Chinese Conglomerate (“TCC“) according to the Joint Venture Agreement signed by USCorp and TCC when and if TCC fulfills the conditional terms and conditions of said agreement, namely funding of the joint venture was approved by the shareholders;

The shareholders authorized the Board to extend the final cut-off date of January 15, 2011 of the Joint Venture Agreement with TCC if it is deemed by the Board to be in the best interest of the Company and its shareholders to do so; and

The shareholders approved all prior actions of the Board of Directors during fiscal 2010.

In October we signed an Agreement to form a Joint Venture that will initially provide USD$25 million in loans and loan guarantees for development of USCorp’s mining properties. The Agreement also calls for raising USD$100 million publicly or privately.

In November we provided further details with regard to USCorp’s recently announced agreement to form a joint venture to fund up to $125 million to develop gold and silver properties.

USCorp has signed an agreement with a fully reporting public US company, which is the holding company of a major Chinese-based conglomerate with revenues in excess of $700 million (USD) annually, to form a joint venture to complete exploration and begin development of USCorp’s mining properties. The US company, holding Chinese assets, has requested confidentiality until the joint venture is funded with an initial $25 million, which must take place on or before January 15, 2011.

The agreement calls for USCorp to contribute to the joint venture the claims it presently owns in Arizona and California once the $25 million has been received by the joint venture. It is the responsibility of the US company, holding Chinese assets, to secure the $25 million in funding for the joint venture. If it does, then each entity will own 50 percent of the joint venture. In the event that the necessary initial funding is unable to be raised, the agreement provides that it will be cancelled and neither USCorp nor the Chinese partner will be obligated to perform under the Agreement. Initially the joint venture is expected to carry out the following:

* Completion of the drilling program at Twin Peaks in Arizona
* Initiating and completing of the drilling program at Picacho Salton in California
* Updating the mineralization estimates in the Company’s Technical Reports on both properties
* Completion of all engineering and permitting on the two projects
* Retirement of all existing debt
* Commencement of mining operations.

This newly-formed joint venture entity will seek to raise an additional $100 million (USD) to expand its asset base but no assurance can be given that either funding will be successful.

Upon the completion of the funding the claims will be transferred to the joint venture and the joint venture is expected to complete the drilling and development of the properties. Reports from previous drilling show significant gold and silver mineralization on the properties. This joint venture should enable completion of the drilling programs in Arizona and California and commercial development of these properties. USCorp’s Twin Peaks property in Yavapai County, Arizona is near to, and on the same fault zone as the world famous Freeport-McMoRan mine in Arizona. USCorp’s Picacho Salton Property, in California, is adjacent to both NewGold’s open pit gold mine and the Goldcorp claims group in Imperial County California.

This newly-formed joint venture entity will seek to raise an additional $100 million (USD) to expand its asset base but no assurance can be given that either funding will be successful.

As of the date of this report we are awaiting further information from the Chinese Conglomerate.

B. DESCRIPTION OF CURRENT BUSINESS OPERATIONS.

The Company’s plan of operation and business objectives are to engage in (a) the precious metals exploration, mining, and refining business, and (b) the acquisition of qualified candidates engaged in businesses that would complement the Company’s existing or proposed operations. All of the Company’s mining claims are held by its wholly owned subsidiaries.

USMETALS - Summary of Organization and Business.

USMetals (“USMetals”) was formed and organized under the laws of the State of Nevada on May 3, 2000. On or about April 2, 2002, the Company acquired USMetals and its 141 lode mining claims (the “Mining Claims”). The purpose of USMetals is to engage in the business of acquiring and developing mineral properties, exploring for gold, silver, and other non-ferrous metals and minerals within the contiguous United States. It is the further intention of USMetals to mine and to process any commercially-proven reserves developed at its properties. The company has recently expanded the Twin Peaks Project to a total of 172 Lode and Placer claims.

The Mining Claims of USMetals are located in West-Central Arizona, in the Eureka Mining District of Yavapai County, Arizona, approximately 42 miles west of Prescott, Arizona. Within the boundaries of USMetals’ Mining Claims, more commonly referred to as the “Twin Peaks Project”, are the historic sites of the Crosby, Hayes, Swiss Belle and Gloryhole Mines, past producers of gold and silver. The Twin Peaks Project claims are geographically located in the southwestern division of the Eureka Mining District, which includes many significant mines and prospects. There are tungsten mines in the Camp Wood area, to the northeast, the existing historic gold mines and prospects which abut USMetals’ property to the southeast along the Santa Maria River, and tungsten, copper, and zinc mines to the south and southeast. The area has a long history of mining activities. Mining companies can obtain experienced labor, affordable housing, equipment repair, and mining services within the district.

The Santa Maria River traverses the Mining Claims and USMetals is the only company that holds water rights to that section of the river, a valuable asset for a mining company in this arid country.

All of USMetals’ mining properties are unpatented mining claims; consequently, the Company has only possessory title with respect to such properties. The claims were duly transferred by official deed from the prior owner to USMetals on March 22, 2002. The real property upon which USMetals’ claims are located is subject to a paramount lien by the United States of America; all of USMetals’ claims are subject to the applicable rules and regulations of the United States Department of the Interior, Bureau of Land Management, which administers USMetals’ use and activities on said Mining Claims. The Company has paid all of the required fees in order to maintain the Company’s Mining Claims, for the current periods. All of the necessary documents and affidavits have been filed with the Yavapai County Recorder.

The Company and USMetals have had a number of strategic working relationships with various independent contractors in order to develop its Mining Claims. USMetals further relies on the declarations and valuations formed and given in past geological exploration and geochemical studies. USMetals has had consulting and/or independent contractor relationships with Boart Longyear, LLC, Geological Support Services, LLC, Harris Drilling Company, ALS Chemex, SGS Labs, Country Chemist, and the 129-year-old Jacobs Assay 1880 with offices in Tucson, AZ., is recognized by the Bureau of Land Management; Laguna Mountain Environmental, Biozone, Inc. and Wondjina Research Institute. It should be noted that if USMetals was forced to disassociate itself with one or more of the abovementioned independent contractors, it could readily secure the services of other individuals or entities to perform the work or services of equal or greater quality; the loss of any one or all of the abovementioned contractors would not cause USMetals material adverse effects; however, each of these firms has demonstrated its capability and reliability in assisting the Company and USMetals to develop the Mining Claims, and, to date, the abovementioned companies have provided invaluable assistance to The Company’s senior executive management in evaluating the potential represented by USMetals’ Mining Claims.

Geological Support Services, LLC in 2007 completed a feasibility study on the Twin Peaks Project that identified mineralized material on the property and Geological Support Services, LLC also completed a feasibility study on of the Picacho Salton Project that identified mineralized material on that property. During fiscal 2009 we completed Phase 1, Phase 2 and Phase 2.5 of a 3-phase drilling program. For a summary of the results of that drilling program please see “Recent Developments” in our Form 10-K/A for period ending September 30, 2009.

SOUTHWEST RESOURCE DEVELOPMENT, INC. - Summary of Organization and Business

Southwest Resource Development, Inc. (“Southwest”) was formed and organized under the laws of the State of Nevada on April 3, 2004 as a wholly owned subsidiary of USCorp. On or about May 29, 2004, Southwest acquired 8 lode and 21 placer mining claims (the “Mining Claims”) formerly known as the Chocolate Mountain Region Claims and the Picacho Area Claims. In 2007 this claims group was expanded to a total of 106 claims consisting of 22 placers and 84 lodes, on 5,760 acres, and in August 2008 it was again expanded to a total of 235 lode and placer claims called the Picacho Salton Project. In 2010 the claims were consolidated in order to minimize overlapping claims to 162 lode and placer claims. The purpose of Southwest is to engage in the business of acquiring and developing mineral properties, exploring for gold, silver, and other non-ferrous metals and minerals within the contiguous United States. It is the further intention of Southwest to mine and to process any commercially-proven reserves developed at its properties.

In lieu of cash payment for the original 8 lode and 21 placer claims acquired in 2004 the Company entered into what is essentially a joint venture with the former owners whereby the former owners are entitled to receive 20% of all net smelter returns of gold after expenses, whether paid in cash or in kind. All of the remaining claims are wholly owned by USCorp’s subsidiary, Southwest.

The Company has spent the last 8 years developing and implementing a plan that would bring multiple properties under Company ownership. Through its wholly owned subsidiary, Southwest, the Company has now acquired for development of a total of 162 lode and placer claims of precious metal properties located in the Chocolate Mountain region of the Mesquite Mining District in Imperial County, California: Geological testing has successfully recovered gold and silver from dry washes and feeder rills. Laboratory analysis indicates these findings warrant continued development. Geological Support Services, LLC has completed a feasibility study that identified mineralized material on the Picacho Salton Project, The Company has completed archeological and environmental and ecological reports and submitted a Mining Plan of Operations to drill to the Bureau of Land Management who completed their review of the Plan.

The Chocolate Mountains region, located in southeastern Imperial county of California, includes the Picacho State Park and surrounding areas that has a rich history of gold mining activities dating back to 1775. This property is in a district that has been producing gold since the 1800s. In 1890 a large stamp mill was built beside the Colorado River at the town of Picacho. The Picacho Mine was opened in the Picacho Basin area and a narrow gauge railroad began hauling ore from the mine to the mill. By 1904, the town of Picacho had a population of 2,500 people. The ruins of the mill are in the Picacho State Recreation Area a few miles east of the Picacho Salton Project claims. Thousands of people visit the old mill ruins each year. To the south and west of the Picacho Salton Project claims there are ruins of many old placer and lode workings as well as recently producing major mining operations.

Numerous discoveries of placer gold throughout Imperial County have remained undeveloped due to a common problem encountered by small miners. Due to the lack of an adequate water supply to support placer gold recovery operations in the region, scores of small and medium size mining operations have failed to successfully recover precious metals known to exist throughout the region. Southwest believes it has located a potentially adequate water source. Southwest intends to use a state of the art gold recovery system designed and developed for the specific conditions found on these properties. Based on the recent reports of geologists and engineers, Southwest believes this property has the potential to develop into a significant gold producing operation.

Historically, mining has been carried out in the Mesquite Mining District of Imperial County using old hard rock mining and placer methods. However, in 1984, new mining methods (“heap leaching”) were used to develop and mine low-grade ore bodies, with an economically viable cut-off grade as low as .01 to .02 ounces of gold per ton. Geological Support Services, LLC recently completed a feasibility study that has identified mineralized material on the Picacho Salton Project. Southwest intends to go into production as soon as possible after approvals and financing are obtained.

In 2008 we submitted a Mining Plan of Operations (MPO) to the Bureau of Land Management (BLM) to conduct a 3-phase drilling program. During fiscal 2010 we made progress toward gaining approval for our MPO (see “Recent Developments”)

Property descriptions, locations and nature of ownership.

Picacho Salton Project consisting of 162 Lode and Placer Claims in the Mesquite Mining District of Imperial County, California, U.S.A. The Claims group is situated on approximately 5,760 acres consisting of 162 lode and placer mining claims of precious metal properties and located in the Mesquite Mining District of Imperial County, California (see maps below). Some of the most recently added property has common borders to Southwest’s other gold properties. Means of access to the property is by an unmarked private dirt road, south of Picacho State Park.

In Arizona the 172 unpatented lode and placer mining claims, covers 3,440 acres, which the Company refers to as the “Twin Peaks Project”. These claims are located in the Eureka Mining District of Yavapai County, Arizona, U.S.A. Access to the property from the west is by county maintained and private dirt roads from Highway 93 (connecting Phoenix, Arizona with Las Vegas, Nevada).

The Company, through its wholly owned subsidiaries, owns unpatented mining claims and pays an annual Maintenance Fee payment to the Bureau of Land Management (“BLM”) for each of its claims. Maintenance Fee payments of $140 per claim are due on or before August 31 each year.

Maps indicating the locations of our properties.

In the Map below the boxed areas represent the approximate locations of the company’s Picacho Salton Project properties in the Mesquite Mining District of Imperial County, California.

The Picacho Salton claims are represented by the number “2” in the map below. The number “1” in the map below is the approximate location of our Twin Peaks Project claims.

History of previous operations.

Twin Peaks Project claims group, in the Eureka Mining District of Yavapai County, Arizona: From a historical perspective, Spaniards arrived in the area over 400 years ago and used the Santa Maria River to gain access to the claims area. According to historical sources, the local Native Americans were used by the Spaniards to mine gold and silver in the area, which was refined and shipped to Spain. More recently, in the 1800s, John Lawler and Charles Crosby pioneered the Eureka Mining District. In 1883, John Lawler discovered the area was rich in gold, silver, lead, and zinc.

Charles Crosby first discovered the Crosby Mine and worked his claims from 1906 to 1933. His works are on a mineralized structure and flat zone. When the Crosby Mine opened in 1906, it processed 120 ounces of gold per day. It operated a 40-stamp amolotion mill until World War II. The Crosby group of claims are in the northeast corner of the Twin Peaks claims group.

From the mid-1920s to the mid-1930s, a prospector worked the Gloryhole claim, in the southwest quadrant of the Company’s Twin Peaks claims group. The ore he mined ran over 8 ounces of gold per ton. In 1941 and 1942, the claim was yielding 2.6 ounces of gold per ton. At that time, the ore was shipped to the railhead at Hillside and then by train to a smelter in El Paso, Texas.

In 1885, the Hayes Silver Mine opened. The deposit at the mine was so rich - over 300 ounces of gold and silver per ton - that the owners shipped the ore directly to England for smelting and refining. The Hayes claims group is part of the Company’s Twin Peaks claims group and located in the western quadrant of the property.

Picacho Salton Project Claims in the Mesquite Mining District of Imperial County, California: There has been no commercial scale mining on any of the Company’s claims in this region.

The present condition of the property, the work we have completed on the property, our proposed program of exploration and development, and the current state of exploration and development of the property.

Twin Peaks Project Claims Group: The Company has conducted exploration work on the property, including drilling 3,000 feet of core samples in 2002 (in addition to 10,000 feet drilled by prior owners) and road improvements to repair and create dirt road accesses to the property, and re-stake all claims using GPS. The Company relies on geological work of experts performed by us and under prior ownership in support of our reports of the presence of gold, silver, uranium and other mineralization on the property. Geological Support Services, LLC in 2007 completed a feasibility study on the Twin Peaks Project that identified mineralized material. In December 2007, we received a Cultural Resource Survey (an archeological report) for proposed drill sites as part of the Company’s application filed in August 2007 with the BLM to conduct additional drilling to prove up reserves. In August and September and October of 2008 5,000 feet of holes were drilled using reverse circulation drilling, completing Phase One, Phase Two and Phase 2.5 of our current drilling program. During the Phase 1 drilling program the Company participated in a multi-agency test program of the NITON pXRF. The handheld device is purportedly capable of analyzing an ore sample and providing an immediate analysis of all minerals present above an atomic weight of 12. Certified assay results from the labs of samples taken during the Phase 1 and 2 drilling program and the preliminary results produced by the NITON pXRF were compared. The comparison was inconclusive regarding the usefulness of the device in exploration activities. The Company is not conducting mineral extraction operations on this property yet.

Regarding the Picacho Salton Project Claims Groups in the Mesquite Mining District of Imperial County: On November 1, 2006 USCorp announced the acquisition of what we then referred to as the “Picacho Salton Mining Property”, through its wholly owned subsidiary Southwest. Situated on approximately 5,760 acres covering 162 mining claims of precious metal properties and located in the Mesquite Mining District of Imperial County, California, some of these newly acquired claims have common borders to USCorp’s Picacho Gold Property. The Company’s California properties are now collectively known as the Picacho Salton Project. The Company has performed exploration work on the property. The Company relies on geological work of experts performed by us and work performed by experts under prior ownership in support of our early reports of the presence of gold and silver on the property. Geological Support Services, LLC recently completed a feasibility study that has mineralized material on the Picacho Salton Project. The Company has completed archeological, environmental and ecological reports and submitted a mining plan of operations to the Bureau of Land Management who is currently reviewing the plan (see “Recent Developments”). There are no current mineral extraction operations on this property. The proposed program is exploratory in nature.

The physical condition of the plant and equipment and the source of power utilized with respect to each property.

At this time there are no physical plants on any of the Company’s properties. The Company owns rights to water on the Santa Maria River which traverses the Twin Peaks Project property. Power is available on properties adjacent to the Twin Peaks Project and portable generators can be used as necessary. Power is also available on properties adjacent to our placer claims in California and portable generators can be used when necessary. There are natural wells located in several places on our California claims. We will supplement well water with trucked water if necessary.

Adequate roads exist to each of our claims groups. Some existing roads have been repaired or extended.

A brief description of the rock formations and mineralization of existing or potential economic significance on the properties, including the identity of the principal metallic or other constituents.

In regards to the Twin Peaks Project, past geologic valuations have been confirmed by recent geological work as reported in Geological Support Services’ feasibility study on the project indicating mineralized material on claims within the boundaries of the Twin Peaks on the Crosby claims, Hayes claims and Gloryhole claims. The Company uses these historical and current reports in support of its determination that economically viable mineralization is present on the properties.

According to past geologic valuations the Crosby claims are within an area of banded gray schist that is surrounded by light-colored granite and intruded by pegmatite, rhyolite-porphyry, and basic dikes. The vein strikes N10E, and dips 25 to 30 degrees E, and attains a width of up to 18 inches in the old workings. Rich ore from the oxidized zone shows brecciated quartz with abundant cellular limonite. The gold is usually found associated with the oxidized iron minerals. The Hayes and Gloryhole claims are geologically similar to the Crosby claims, and the gold is also found in association with the oxidized iron minerals. Several structural zones appear to control the mineralization within the claim group. It can be considered that an alignment of a structural trend exists, with a bearing of about N2OE between the Hayes Mine and the Crosby Mine, with the Swiss Belle Mine at midway along the trend. Another structural zone which is expressed by a dike and is reported to run from the Santa Maria River to the base of Hayes Peak, has an average bearing of about N53W. The Hayes Shaft was sunk within this dike. The dike probably passes slightly west of the Gloryhole Mine and then intersects a N2OE structural zone near the base of Hayes Peak. A sample taken at this intersection assayed 1.167 oz/ton gold and 66.37 oz/ton silver. The structural zones seem to influence wide areas adjacent to them, which is confirmed by the voluminous number of favorable assays and also by the Very Low Frequency Electromagnetic survey. Cut off grade valuations were not performed.

Picacho Salton Project Claims Groups in the Mesquite Mining District of Imperial County: A past geochemical sampling program has indicated mineralized material at the Goldstar placer claims; tonnage and grade valuations were not performed. The Company used such reports in support of its determination that economically viable mineralization may be present on the properties as stated in various historical reports. Geological Support Services, LLC recently completed a feasibility study that has identified mineralized material on the Picacho Salton Project.

Geological Support Services, LLC completed a feasibility study in 2007 on the Twin Peaks Project that identified mineralized material. We have submitted a Mining Plan of Operations to the Bureau of Land Management, and progress has been toward approving our MPO. (See “Recent Developments”).

The phased nature of the exploration process, and the place in the process our current exploration activities occupy.

Phase 1 of the exploration process has been completed on a portion of the Hayes group of claims within the Twin Peaks Project. Phase I supplemented the previous exploration effort with additional geological, geochemical and geophysical surveys, drilling, excavations and road building. We also completed a scoping study. Phase I was designed to furnish pertinent data for the design of Phase II Mining Operation Plan.

Phase II has been completed as of the date of this Annual Report. We have done further exploration on our property, and designed a Test Production program on selected claims within the Twin Peaks claims group which we plan to initiate as soon as approvals and financing have been obtained. This will include an electromagnetic flyover of the entire claim group and completion of a geochemical survey using the boundaries of individual claims to establish a base grid. This sample grid would be tightened in select areas. Simultaneously, the geology will be mapped in order to determine the overall extent of pathfinder mineralization for use in planning additional drilling, gaining a more detailed understanding of the potential of the entire site, and solidifying the mineral land position.

In August 2008 we commenced with drilling and assaying in the areas previously targeted in prior geological reports. The drilling program was designed to confirm the geology and mineralization in the target areas; a broad program is not necessary due to prior geological work. Extra samples have been retained for metallurgical testing on promising zones.

The results of testing the samples has allowed us to plan the conceptual mine and milling plans, including flow-sheets that were used in the feasibility study process along with the on-going economic and cost modeling evaluation of the project. While the results were being evaluated we completed the collection of the archeological and environmental data necessary for further exploration, We submitted the Mining Plans of Operations and we received approvals. Phases 1, 2 and 2.5 of the 3-phase drilling plan have been completed. (see “Recent Developments”). We are seeking additional funding in order to complete the third phase of the drilling program that will allow new resource estimates to be formed based on new measurements.

Test Production Program Budget and Plan

We have plans for Test Production in order to perfect the methods to be used in commercial scale heap leach mining. We have received a Test Production plan and budget for the Picacho Salton Project Claims in the Mesquite Mining District of Imperial County from one of our Consulting Geologists that is summarized as follows:

“To start placer testing operations we must first purchase and modify a wash plant. The pad and setup of the wash plant is next.

The dirt access road from the Highway to the site (approximately 2 miles) must be reworked or repaired. We will also need a Front End Loader (“F.E.L.”) with Back-Hoe attachment. For continuous hard work excavating trenches, digging test pits and carrying alluvial material back to the wash plant for processing on a daily basis. It would be used for the duration of the test production program.

The sampling method is standard in geological exploration and is confined to dry arroyo drainages and rills. Grab samples taken outside of the dry river beds and rills will be by prospectors pick or regular pick and shovel. Instruments to be used will be a VLF unit, an EM unit, microscopes, spectrometer, GPS unit, possibly an I.R. unit, a magnetometer and miscellaneous sieves. A 10 or 12 kW generator set will independently power the night lights and camper unit. We need to determine if the present wells go down a minimum of 400 feet to reach adequate water supply to support test production wash plant.

We will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

We will follow QA/QC protocols provided by the Society for Mining, Metallurgy and Exploration Guidance on best practices for Exploration www.smenet.org.”

Recent Initial Exploration and Exploitation

Although many companies and individuals are engaged in the mining business, including large established mining companies, there is a limited supply of desirable mineral lands available for claim staking, lease, or other acquisition in the United States and other areas where USCorp contemplates conducting its exploration and/or production activities. However, it has been determined by qualified geologists and mining companies that USCorp’s Arizona properties have mineralization of a variety of precious and non-precious minerals. Historically, the specific geographic region in which USCorp intends to conduct its exploratory and mining activities has been the subject of various general samplings, which were performed by the State of Arizona, the United States Department of the Interior Bureau of Mines, and the United States Department of the Interior Bureau of Land Management.

The Company has relied upon a number of studies by companies that are not presently affiliated or associated with USCorp to determine the feasibility and valuation of USCorp’s pursuit to develop the Mining Claims. These studies are comprised of several exploration techniques, such as geological and geophysical surveys, drilling, and excavations, in order to determine the economic potential, and subsequent exploration and mining, of the Claims. These different firms have utilized varied means to calculate the potential of the exploration and development of the Twin Peaks Project’s Mining Claims.

Early Exploration Conducted and Valuations.

The Twin Peaks Project: Past geological studies indicate that beginning in 1981 a geologist performed certain exploratory drillings in order to obtain samples of the contents from the Crosby Mine Site No. 6, located Yavapai County, Arizona (one of the claims in USMetals’ Twin Peaks Project). The geologist drilled 28 core drill holes on the Crosby Mine site. His report was based on 200-foot depth cores. This area was 18,519 cubic yards, or approximately 20,000 tons of mineralized material. The total area that was drilled was 1,500’ x 600’ x 200’. A total of 744 core samples were taken from the 6,000-foot of core hole drillings. The samples were assayed for gold and silver.

The results indicated the presence of mineralization of gold and silver. The core samples also revealed quartz monzonite porphyry formations throughout the area of sampling. The many faults located in this area were of considerable importance in controlling supergene enrichment; the largest quantity and highest grade of ore occurs when these faults intersect or are closely spaced. There was significant evidence of this enrichment recorded from the samples taken from the Crosby Mine site area. And, the gold and silver that was found is natural to the formations of the enrichment zone.

Recent Exploration and Samplings

The 2008 geological surveys, provided by Geological Support Services, LLC, one of USMetals’ principal advisors have confirmed prior geological reports. It was verified that the Twin Peaks Project is on a mineralized structure and flat zone with gold and silver carrying mineralization.

Historically, over 10,000 feet of core drillings were performed and over 1,500 fire assays were conducted. These assays showed an overall average of .14 ounces of gold per ton and .595 ounces of silver per ton, on one area covering 3 claims.

The geological, geophysical, and geochemical studies stated above were reviewed and evaluated by an independent mining, consulting, and geologic firm that was engaged to evaluate the commercial feasibility of the claims. The report and economic study recommended the continuation of exploration and the start of production.

The geological justification for the exploration project at the Twin Peaks Project is that numerous past geological studies have found gold and silver mineralization in economically viable quantities at various locations within the boundaries of the claims group. There are also areas within the claims group that contain uranium and areas containing polymetals.

The geological justification for the exploration project at the Picacho Salton Project claims is that there is visible gold in the ground and past geological studies have found gold and silver in economically viable quantities at various locations within the boundaries of the claims groups.

In 2007 we conducted additional exploration, testing; GPS locating, surveying and re-staking of all claims; adding a total of 77 significant claims to the group of which 70 claims are primarily gold bearing and seven claims, approximately 140 acres, are Pink Rhyolite (decorative rock) and construction grade aggregate. Geological Support Services LLC completed a feasibility study covering the gold claims, it says: “The feasibility study operating plan assumes an open caste quarry type operation containing [mineralized material]. The plan anticipates conventional truck and shovel mining techniques. Processing to be phased according to ore type and permit approvals. Phase 1 testing being a wash and sedimentation gravity system with initial production capacity of 1000 tons per day ramping to 6000 tons per day. This type of operation has been proven to achieve .02 ounce per ton recovery, in the targeted placers. With approval of cyanide leach permits, the implementation of leaching facilities will increase recovery to the 87% target. Also along with the construction of the leaching facilities, the milling circuit for processing the hard rock lode ore will be constructed. This grinding circuit will be designed to crush incoming hard rock down to 150- prior to gravity Separation and leaching. Although this study is based upon production of 6000 tons a day it is anticipated that if additional water resources are developed production could be increased to greater levels. Mine life has been estimated to be in excess of 20 years. The feasibility study assumes an economic base case utilizing a $600 per ounce gold price. At current fuel and labor prices, cash operating costs, including operating cost and sustaining capital are estimated to be $260 dollars per ounce of gold produced. Initial capital costs are anticipated to be $13,790,300 all amounts are in U.S. Dollars.”

A breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity.

The exploration timetable and budget for the Twin Peaks Project is as follows:

Initial capital costs are currently estimated to be $12,974,728. All amounts are in US dollars to complete a comprehensive drilling program, road repair and extensions, design and building of a test mill of 50 to 1,000 tons per day capacity. The estimate of six month time period is an estimate of time need to perform tasks only and does not take into account delays for governmental review and approval of our mining plan.

The exploration timetable and budget for the Picacho Salton Project claims is as follows:

Initial capital costs are anticipated to be $13,790,300 all amounts are in U.S. Dollars to complete an electromagnetic flyover, comprehensive road repair and extensions, design and purchase of a wash plant of 10 tons per hour capacity. The estimate of twelve week time period is an estimate of time needed to perform tasks only and does not take into account delays for governmental review and approval of our mining plan. At current fuel and labor prices, cash operating costs, including operating cost and sustaining capital are estimated to be $260 dollars per ounce of gold produced.

How the exploration program will be funded.

The Company anticipates that funding will be by equity or debt financing in the form of private placements, working interest joint venture, farm outs, sale or mergers, and/or gold bullion loans in the United States, Europe and Asia. To date we have received the proceeds from a gold bullion loan in the amount of $635,000 as previously reported in Current Report on Form 8-K dated September 27, 2005, in addition to proceeds from a private placement and $1,200,000 in proceeds from convertible debentures. At the beginning of fiscal 2009 we received a commitment in the amount of $2.19 million to finance fiscal 2009 operations. During fiscal 2009 the Company received $400,000 of the $2.19 million in commitments for 2009. The December 2008 payment was not received. We believe that due to the 2008 global financial meltdown the Company did not receive the rest of the committed funds for 2009. We continue to pursue additional sources of financing. (see “Recent Developments”)

Identification of who will be conducting any proposed exploration work, and a discussion of their qualifications.

The Company is utilizing the services of Geological Support Services, LLC, and Wondjina Research Institute and Biozone, Inc., for exploration and geological work on the Company’s properties. Given adequate financing we intend to use additional qualified mining consultants and engineers subject to their availability and willingness and our need, but we have not contracted with any other vendors as of the date of this Annual Report. A summary of the qualifications of Geological Support Services, LLC follows:

Geological Support Services, LLC, Robert A. Cameron, Ph.D. managing partner, is consulting exploration geologist to the Company. Cameron has a Ph.D. in Geophysics from Canterbury University. Since 1987 Cameron has consulted in the mining industry as a geologist in various capacities for companies and projects in the private sector in the United States, Mexico, Australia, New Zealand, West Germany, Poland and Canada. In addition to private consulting, he was a professor of geology and geosciences.

Specific Environmental Regulation.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to USMetals’ ownership of a property. Insurance for environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available at a reasonable price to companies within the industry. To the extent USMetals is subject to environmental liabilities, the payment of such liabilities would reduce funds otherwise available to USMetals and could have a material adverse effect on USMetals.

In the context of environmental compliance and permitting, including the approval of reclamation plans, USMetals must comply with standards, laws and regulations which may entail greater or lesser costs and delays depending on the nature of the activity to be permitted, constructed and operated and how stringently the regulations are implemented by the applicable regulatory authority. It is possible that the costs and delays associated with compliance with such laws, regulations and permits could become such that a company would not proceed with the development of a project or the operation or further development of a mine. Laws, regulations and regulatory policies involving the protection and remediation of the environment are constantly changing at all levels of government and are generally becoming more restrictive and the costs imposed on the development and operation of mineral properties are increasing as a result of such changes. USMetals has made, and expects to make in the future, significant expenditures to comply with such laws and regulations.

The Environmental Protection Agency (“EPA”) continues the development of a solid waste regulatory program specific to mining operations under the Resource Conservation and Recovery Act (“RCRA”). The difficulty is that many Federal laws duplicate existing state regulations.

Mining companies in the United States are also subject to regulations under (i) the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) which regulates and establishes liability for the release of hazardous substances and (ii) the Endangered Species Act (“ESA”) which identifies endangered species of plants and animals and regulates activities to protect these species and their habitats. Revisions to CERCLA and ESA are being considered by Congress; the impact on USMetals and Southwest of these revisions is not clear at this time. Environmental laws and regulations enacted and adopted in the future may have a significant impact upon USMetals’ future operations.

Reclamation plans which are approved by various environmental regulatory authorities are subject to on-going review and modification. Although USMetals’ and Southwest’s management believes that the reclamation plans developed and implemented for its mine sites are reasonable under current conditions, any future re-determination of reclamation conditions or requirements could significantly increase USMetals’ and Southwest’s costs of implementation of such plans.

USCorp expects to utilize “green” methods as much as possible beyond those required by existing environmental rules and regulations. We are exploring using wind and solar power to supplement our energy requirements; captured rainwater in order to reduce use of ground water and water that may have to be trucked in; solar powered conveyor belts to transport ore for processing, green fuels for vehicles, and other environment-friendly technologies that have been recently developed. USCorp principals have had preliminary discussions with international providers of such services that have been field testing the latest “green” technologies in African mines and other locations.

Competition.

There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. USMetals will compete for promising gold exploration projects with other entities, many of which have greater financial and other resources than USMetals. In addition, USMetals will compete with other firms in its efforts to obtain financing to explore and develop mineral properties including the claims it already owns. Further, the mining industry is typified by companies with significantly greater financial resources and market recognition than the Company. At present, the Company is not a significant factor within this industry.

Employees and Independent Contractors.

As of the date of this Annual Report, the Company did not employ any persons other than its executive officers an Administrative Assistant, and occasional clerical help. Administrative and clerical employees were laid off at the beginning of May, 2009 and have not been re-hired.

As of the date of this Annual Report, the Company and its wholly owned subsidiaries have utilized as principal consultant and advisor: Geological Support Services, LLC under Robert Cameron, PhD; which, in turn, may work with subcontractors that perform work indirectly for the Company and its subsidiaries; and a secondary consultant and advisor, Wondjina Research Institute under Rich Lundin which, in turn, may work with subcontractors that perform work indirectly for the Company and its subsidiaries. Independent contractors include Harris Drilling and Boart Longyear Drilling.

Item 1A. Risk Factors

Lack of Operating History and Earnings. The Company has no operating history or revenues. The Company expects to incur further losses in the foreseeable future due to significant costs associated with its business development, and the business development of its subsidiaries, including costs associated with its acquisition of new mining claims and/or operations. There can be no assurance that The Company’s operations will ever generate sufficient revenues to fund its continuing operations that The Company will ever generate positive cash flow from its operations, or that The Company will attain or thereafter sustain profitability in any future period.

Speculative Nature of The Company’s Proposed Operations; Dependence Upon Management. The success of The Company’s operations, independently and through its subsidiaries, and its proposed plan of operation will depend largely on the operations, financial condition, and management of The Company. While management intends to engage in the business purposes stated herein, there can be no assurance that it, or any of its subsidiaries, will be successful in conducting such business. Presently, the Company is totally dependent upon the personal efforts of its current management. The loss of any officer or director of The Company could have a material adverse effect upon its business and future prospects. The Company does not presently have key-man life insurance upon the life of any of its officers or directors. None of our management are chemists, metallurgists, mining engineers or geologists and as such do not have the technical experience in exploring for, starting, and/or operating a mine. Upon adequate funding management intends to hire qualified and experienced personnel, including additional officers and directors, and mining specialists, professionals and consulting firms to advise management as needed; however there can be no assurance that management will be successful in raising the necessary funds, recruiting, hiring and retaining such qualified individuals. Such consultants have no fiduciary duty to The Company or its shareholders, and may not perform as expected. The success of The Company will, in significant part, depend upon the efforts and abilities of management, including such consultants as are or may be engaged in the future.

Risks Inherent In Exploration and Mining Operations.Mineral exploration is highly speculative and capital intensive. Most exploration efforts are not successful, in that they do not result in the discovery of mineralization of sufficient quantity or quality to be profitably mined. The Company’s Mining Claims are also indirectly subject to all hazards and risks normally incidental to developing and operating mining properties. These risks include insufficient ore reserves, fluctuations in production costs that may make mining of reserves uneconomic; significant environmental and other regulatory restrictions; and the risks of injury to persons, property or the environment. In particular, the profitability of gold mining operations is directly related to the price of gold. The price of gold fluctuates widely and is affected by numerous factors that are beyond the control of any mining company. These factors include expectations with respect to the rate of inflation, the exchange rates of the dollar and other currencies, interest rates, global or regional political, economic or banking crises, and a number of other factors. If the price of gold should drop dramatically, the value of the Mining Claims could also drop dramatically, and the Company might then be unable to recover its investment in those interests or properties. Selection of a property for exploration or development; the determination to construct a mine and to place it into production, and the dedication of funds necessary to achieve such purposes, are decisions that must be made long before the first revenues from production will be received. Price fluctuations between the time that such decisions are made and the commencement of production can drastically affect the economics of a mine. The volatility of gold prices represents a substantial risk, generally, which no amount of planning or technical expertise can eliminate.

Uncertainty of Reserves and Mineralization Estimates. There are numerous uncertainties inherent in estimating proven and probable reserves and mineralization, including many factors beyond The Company’s control. The estimation of reserves and mineralization is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to great uncertainty and gold prices have fluctuated widely in the past. Declines in the market price of gold or other precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

Environmental Risks. Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration and production. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) is not generally available to The Company (or to other companies within the gold industry) at a reasonable price. To the extent The Company becomes subject to environmental liabilities, the satisfaction of any such liabilities would reduce funds otherwise available and could have a material adverse effect on The Company. Laws and regulations intended to ensure the protection of the environment are constantly changing, and are generally becoming more restrictive.

Proposed Federal Legislation. Beginning in the 1990s, the U.S. Congress adopted revisions of the General Mining Law of 1872, which governs the creation of mining claims and related activities on Federal public lands in the United States. Similarly, the U. S. Congress and the Clinton Administration eliminated the U.S. Bureau of Mines, which was the agency responsible for gathering and maintaining data on mines throughout the United States. Beyond changes to the existing laws, the Congress or the Bush Administration, or the incoming Obama Administration may propose or adopt new laws; any such revisions could also impair USMetals’ and Southwest’s ability to develop, in the future, any mineral prospects that are located on unpatented mining claims on Federal lands.

Title to Properties. The validity of unpatented mining claims, which constitute all of The Company’s property holdings, is often uncertain and such validity is always subject to contest. Unpatented mining claims are unique property interests and are generally considered subject to greater title risks than patented mining claims, or other real property interests that are owned in fee simple. The Company has not filed any patent applications for any of its properties that are located on Federal public lands in the United States, (specifically, in the States of Arizona and California), and, under changes to the General Mining Law, patents may not be available for such properties. Although management believes it has taken requisite action to acquire satisfactory title to its undeveloped properties, it does not intend to go to the expense to obtain title opinions until financing is secured to develop the property, with the attendant risk that title to some properties, particularly title to undeveloped properties, may be defective.

Competition. There is aggressive competition within the minerals industry to discover and acquire properties considered to have commercial potential. The Company will compete for promising gold exploration projects with other entities, many of which have greater financial and other resources than The Company. In addition, the Company will compete with other firms in its efforts to obtain financing to explore and develop mineral properties.

The Company’s Financial Statements Contain a “Going Concern Qualification.” The Company may not be able to operate as a going concern. The independent auditors’ report accompanying its financial statements contains an explanation that The Company’s financial statements have been prepared assuming that it will continue as a going concern. Note 1 to these financial statements indicates that The Company is in the exploration stage and needs additional funds to implement its plan of operations. This condition raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company’s audit report and financial statements are included herein as “PART II, Item 7”.

Uncertainty As To Management’s Ability To Control Costs And Expenses. With respect to The Company’s development of its mining properties and the implementation of commercial operations, management cannot accurately project or give any assurance, with respect to its ability to control development and operating costs and/or expenses. Consequently, if management is not able to adequately control costs and expenses, such operations may not generate any profit or may result in operating losses.

No Dividends. The Company has not paid any dividends nor, by reason of its present financial status and contemplated financial requirements, does it anticipate paying any dividends in the foreseeable future.

Risks of Low-Priced Stocks And Possible Effect of “Penny Stock” Rules on Liquidity. Currently the Company’s stock is defined as a “penny stock” under Rule 3a51-1 adopted by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. In general, a “penny stock” includes securities of companies which are not listed on the principal stock exchanges or the National Association of Securities Dealers Automated Quotation System (“NASDAQ”) or National Market System (“NASDAQ NMS”) and have a bid price in the market of less than $5.00; and companies with net tangible assets of less than $2,000,000 ($5,000,000 if the issuer has been in continuous operation for less than three years), or which has recorded revenues of less than $6,000,000 in the last three years. “Penny stocks” are subject to rule 15g-9, which imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses, or individuals who are officers or directors of the issuer of the securities). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. Consequently, this rule may adversely affect the ability of broker-dealers to sell The Company’s stock, and therefore, may adversely affect the ability of The Company’s stockholders to sell stock in the public market.

Shares Eligible for Future Sale. A total of 135,955,389 shares of Voting Class A Common Stock are issued and outstanding as of the date of this Annual Report, of which approximately 107,328,571 shares thereof are “restricted securities” as that term is defined under the Securities Act. Therefore, all such restricted shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from registration becomes available. One exemption that may be available in the future is Rule 144 adopted under the Securities Act. Generally, under Rule 144 any person holding restricted securities for at least one year may publicly sell in ordinary brokerage transactions, within a 3 month period, the greater of one (1%) percent of the total number of a company’s shares outstanding or the average weekly reported volume during the four weeks preceding the sale, if certain conditions of Rule 144 are satisfied by the company and the seller. Furthermore, with respect to sellers who are “non-affiliates” of the company, as that term is defined in Rule 144, the volume sale limitation does not apply and an unlimited number of shares may be sold, provided the seller meets a holding period of 2 years. However, the SEC revised Rule 144, effective February 15, 2008, which shortens the holding period to six months in some cases and remove the volume restrictions for any such sales. Sales under Rule 144 may have a depressive effect on the market price of The Company’s securities, should a public market be available for The Company’s shares.

We are currently in default on certain convertible debentures that we issued to investors.

We have issued an aggregate of $700,000 principal amount of convertible debentures (the “Debentures”). These Debentures were issued over a period of two years and accrue interest at the rate of 4% or 5%.  The conversion price for these Debentures is $0.125 per share and may be converted into an aggregate of 5,600,000 shares of our common stock. Although all of the holders of the Debentures have agreed to extend the maturity date of their respective Debentures, we are in technical default under these Debentures entitling the holders to potentially demand payment of all principal and interest owed to date. In the event that the holders do in fact demand payment, we will not be able to satisfy these obligations and may be forced to discontinue operations.”

Safe Harbor Statement: Under the United States Private Securities Litigation Reform Act of 1995, except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, the timing of the exploration of the Company’s properties, the timing of the development of the Company’s properties, the timing and amount of estimated future production, costs of production, mineralization and “reserve” determination involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of current exploration and development activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver or other metals and minerals. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

(See “Forward Looking Statements”, PART I).

(D) Reports to Security Holders

The public may read and copy any materials filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that SEC internet site is http://www.sec.gov.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

The Company’s principal executive offices are located at 4535 W. Sahara Ave, Suite 200, Las Vegas, NV 89102 and its telephone number is (702) 933-4034

ITEM 3. LEGAL PROCEEDINGS

Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

On September 29, 2010 a meeting of the shareholders was held without notice pursuant to the applicable provisions of the Nevada corporate statues and the bylaws of the corporation at which meeting a majority of the shares of the company were voted in person and by proxy. A summary of the matters submitted to the security holders follow. All items were approved by majority vote:

The terms and conditions of the Company’s Series A and Series B Preferred stock were amended to read as follows: that all issued and outstanding USCorp Preferred stock, when converted to Common A Stock shall be returned to the Treasury of Preferred Stock of the Company;

The nominations for fiscal 2011 directors by the shareholders were Robert Dultz, Director and Chairman, Spencer Eubank, Director, Michelle Seibel, Director, and as outside directors Carl O’Baugh, and B. K. Simerson were approved and the individuals accepted their election to their respective positions;

The Officers of the corporation for fiscal 2011 were elected by the Board of Directors: Robert Dultz CEO, President and acting CFO; Spencer Eubank Secretary-Treasurer; and Michelle Siebel Assistant Secretary;

The purchase of Series A Preferred stock by Officers and Directors of the corporation at par value was authorized by the shareholders as follows: Robert Dultz 1.5 million; Spencer Eubank 500 thousand shares; Michelle Seibel 250 thousand shares; Carl O’Baugh 50 thousand shares and B. K. Simerson 50 thousand shares;

The release of proprietary corporate information, including information regarding the corporation’s properties, to select individuals and entities after acknowledging the confidentiality of that information for the purpose of fund raising, property development, joint-ventures, mergers and acquisitions, loans and other deal making activities was approved by the shareholders;

The re-negotiation of the “Gold Bullion Loan” and Convertible Debentures to gain an extension of time to repay these from the lenders was approved;

The Board was authorized to take whatever actions are deemed necessary by the Board to protect the corporation’s rights, through its subsidiaries to explore, develop and extract the minerals at the Twin Peaks Project property and the Picacho Salton Project property;

Spinning off the corporation’s subsidiaries, USMetals, Inc., and Southwest Resource Development, Inc. when and if deemed appropriate by the Board of Directors was authorized by the Shareholders;

The Shareholders authorized distribution to the corporation’s shareholders of shares in USMetals, Inc., and Southwest Resource Development, Inc., at a rate of 1 subsidiary share for each 10 USCorp Common A, Common B, (Regulation S shares which can trade anywhere outside of the U.S. and trade at this time in Europe), and Series A and B Preferred shares (our Preferred shares are not traded publically) (based on conversion rate) owned, or such other rate as may be determined by the Board, and to issue USMetals, Inc., and Southwest Resource Development, Inc. shares to warrant holders of USCorp warrants when they exercise their warrants, fractions to be rounded to the next highest full share;

The determination to implement or to not implement such spin-offs, at the discretion of the Board, when and if necessary, in order to protect the investments and rights of the shareholders as well as the ownership of said properties by USMetals, Inc., and Southwest Resource Development, Inc., was authorized by the shareholders;

The Shareholders authorized the Board to raise funds by selling stock via private placement or public offering in a manner, for prices and at times to be determined by the Board;

The formation of a joint venture entity and/or a joint venture with “the Chinese Conglomerate (“TCC“) according to the Joint Venture Agreement signed by USCorp and TCC when and if TCC fulfills the conditional terms and conditions of said agreement, namely funding of the joint venture was approved by the shareholders;

The shareholders authorized the Board to extend the final cut-off date of January 15, 2011 of the Joint Venture Agreement with TCC if it is deemed by the Board to be in the best interest of the Company and its shareholders to do so; and

The shareholders approved all prior actions of the Board of Directors during fiscal 2010.

PART II

ITEM 5. MARKET FOR THE COMPANY’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

The Company’s securities are quoted on the OTC Bulletin Board and as of December 27, 2003 the Company’s shares are also traded on the Third Segment of the Berlin Stock Exchange under symbol UCP.BER, WKN # A0BLBB. As of May 11, 2006 USCorp’s Class B Non-Voting Common Shares have been included in the Deutche Boerse Exchange trading within the Open Market (Freiverkehr) under the Symbol “U9C.F” and the WKN# is A0JEQQ.

The following table sets forth for the periods indicated the range of high and low closing price quotations for the Company’s common stock during the past two fiscal years. These quotations represent inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions:

PERIOD	HIGH	LOW
Quarter ended December 31, 2008	0.11	0.05
Quarter ended March 31, 2009	0.09	0.04
Quarter ended June 30, 2009	0.08	0.04
Quarter ended September 30, 2009	0.08	0.04
Quarter ended December 31, 2009	0.07	0.03
Quarter ended March 31, 2010	0.22	0.02
Quarter ended June 30, 2010	0.07	0.03
Quarter ended September 30, 2010	0.07	0.02

On December 22, 2010 the reported closing price for the Company’s common stock was $0.05 per share; there were approximately 1,200 record holders of the Company’s shares.

The Company has not paid any dividends and there are presently no plans to pay any such dividends in the foreseeable future. The declaration and payment of dividends in the future will be determined by the Board of Directors in light of conditions then existing, including earnings, financial condition, capital requirements and other factors. There are no contractual restrictions on the Company’s present or future ability to pay dividends. Further, there are no restrictions on any of the Company’s subsidiaries which would, in the future, adversely affect the Company’s ability to pay dividends to its shareholders. The Company desires to pay a dividend when in production, paid in gold out of profits from production.

Recent Sales of registered and unregistered securities.

Fiscal 2010 sales of registered securities:

During fiscal year 2010, the Company issued 6,798,596 shares of registered Class A common stock for services rendered by professionals and consultants under our 2009 Stock Incentive Plan dated October 29, 2009, file and film numbers: 333-162742 and 091231543 respectively, as amended on December 29, 2009, incorporated herein by reference.

Fiscal 2010 sales of unregistered securities:

The shares and warrants described herein were sold to accredited investors under the Regulation D exemption and were exempt from registration pursuant to Rule 506 of Regulation D promulgated by the SEC under the Securities Act of 1933.  Neither we nor any person acting on our behalf offered or sold these securities by any form of general solicitation or general advertising.  The shares sold are restricted securities and the certificates representing these shares have been affixed with a standard restrictive legend, which states that the securities cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.  Each purchaser represented to us that he was purchasing the securities for his own account and not for the account of any other persons.  Each purchaser was provided with written disclosure that the securities have not been registered under the Securities Act of 1933 and therefore cannot be sold without registration under the Securities Act of 1933 or an exemption therefrom.

During fiscal year 2010, the Company issued 31,680,386 shares of common stock and received proceeds of $743,494. Purchasers of the common stock also received the option to purchase an additional 104,244,579 shares of common stock at a weighted average price of $0.06 per share expiring in fiscal years 2011 and 2012. These unregistered shares were issued to existing shareholders under the following exemption: Rule 506 of Regulation D.

During fiscal year 2010, the Company issued 8,778,566 shares of common stock to consultants for services received valued at $292,291. 6,798,596 of the shares issued to consultants were registered as described above and 1,979,970 were unregistered securities. These unregistered shares were issued to existing shareholders under the following exemption: Rule 506 of Regulation D.

During fiscal year 2010, 11,776,975 warrants were exercised and the Company issued 11,776,975 shares of common stock and received proceeds of $257,875. These 11,776,975 shares are unregistered and were issued to existing shareholders under the following exemption: Rule 506 of Regulation D.

During fiscal year 2010, holders of preferred A convertible stock converted 1,175,000 shares of preferred A into 9,400,000 shares of common stock. These 9,400,000 shares are unregistered and were issued to existing shareholders under the following exemption: Rule 506 of Regulation D.

Sales of Securities Table:

Class	Registered Securities	Unregistered Securities
Registration or Exemption	Registered Form S-8	Regulation D, Rule 144
Common A	6,798,596	54,837,333
Warrants to purchase Common A	0	104,244,579

ITEM 6. SELECTED FINANCIAL DATA.

Not Applicable.

ITEM 7. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements and Notes thereto, and the other financial data appearing elsewhere in this Annual Report.

The information set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21 E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, including, among others (i) expected changes in the Company’s revenues and profitability, (ii) prospective business opportunities and (iii) the Company’s strategy for financing its business. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as “believes”, “anticipates”, “intends” or “expects”. These forward-looking statements relate to the plans, objectives and expectations of the Company for future operations. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, in light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this Annual Report should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

The Company’s revenues and results of operations could differ materially from those projected in the forward-looking statements as a result of numerous factors, including, but not limited to, the following: (i) changes in external competitive market factors, (ii) termination of certain operating agreements or inability to enter into additional operating agreements, (iii) inability to satisfy anticipated working capital or other cash requirements, (iv) changes in or developments under domestic or foreign laws, regulations, governmental requirements or in the mining industry, (v) changes in the Company’s business strategy or an inability to execute its strategy due to unanticipated changes in the market, (vi) various competitive factors that may prevent the Company from competing successfully in the marketplace, and (ix) the Company’s lack of liquidity and its ability to raise additional capital. In light of these risks and uncertainties, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The foregoing review of important factors should not be construed as exhaustive. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

OVERVIEW

The Company is an “exploration stage” company. During fiscal year ended September 30, 2010, the Company’s activities centered on the exploration of USMetals’ mining property known as the Twin Peaks Project in the Eureka Mining District of Yavapai County, Arizona, the exploration of the Picacho Salton Project Claims in the Mesquite Mining District of Imperial County, California. During the fiscal year, the Company did not engage in any commercially viable operations and realized no revenues from its activities. The annual costs incurred to date were primarily for the continued exploration of the Company’s mining properties, expansion and maintenance of the Company’s website, legal and accounting costs in conjunction with the Company’s general and administrative expenses in anticipation of completing exploration and commencing a test production program on the Company’s mining properties. The annual maintenance fee payment for the 296 claims owned by the Company is $140 per claim for a total annual cost of $41,440.

All of the Company’s mining claims are owned by its subsidiaries, USMetals, Inc. and Southwest Resource Development, Inc. Geological Support Services, LLC, has agreed to continue to supervise and direct the work of the Twin Peaks Project Team through completion of permitting.

The Company, through its wholly owned subsidiary, USMetals, owns 172 unpatented contiguous mining claims totaling 3,440 acres in the Eureka Mining District of Yavapai County, Arizona. These claims have a history of mining activity from the middle of the 19th century to the beginning of World War II. Gold, silver, copper and other minerals were recovered. The previous owners started acquisition of this claim group in the early 1940s and by the mid-1980s the claims group totaled 134 claims. Exploration, drilling and assessment work was done and several geological reports were completed indicating the presence of economically viable deposits of precious metals and complex ores.

In 2007 and 2008 we conducted exploration, testing, GPS surveying and re-staking of all claims, and completed Phases 1, 2 and 2.5 of a 3-phase drilling program; and in 2009 we added 36 claims to the group (see “Recent Developments”). In 2007 a feasibility study and technical report were prepared by Geological Support Services, LLC, which stated in part: “The feasibility study operating plan assumes an open cast quarry type operation containing [mineralized material]. The project anticipates utilizing conventional truck and shovel mining methods with the processing of ore at full production of 800 tons per day for the first year. Estimated mine life is 12.9 years. Production levels (and mine life) will increase as proven reserve amounts increase. The feasibility study, at the time it was written, assumed an economic base case, utilizing $600 per ounce gold and $12 per ounce silver.

The Company, through its wholly owned subsidiary Southwest Resource development, Inc., (“Southwest”) owns 162 unpatented lode and placer mining claims totaling approximately 5,760 acres in the Mesquite Mining District of eastern Imperial County, California which the Company refers to as the Picacho Salton Project Claims. These claims and the surrounding Mesquite Mining District have a history of mining activity going back almost 200 years. The majority or most of the exploration, drilling and assessment work at the Picacho Salton Project Claims in the Mesquite Mining District of Imperial County, was done and geological reports were completed by prior owners in the 1980s and indicated at that time the presence of economically viable deposits of precious metals.

In 2008 we conducted additional exploration, testing, GPS surveying and re-staking of all claims, and added a total of 77 claims to the group of which 70 claims are primarily gold bearing and seven claims, approximately 140 acres, are Pink Rhyolite (decorative rock) and construction grade aggregate. Geological Support Services LLC completed a feasibility study covering the gold claims, it says in part: “The feasibility study operating plan assumes an open caste quarry type operation containing [mineralized material]. The plan anticipates conventional truck and shovel mining techniques. Processing will be phased according to ore type and permit approvals. Phase 1 being a wash and sedimentation gravity system with initial production capacity of 1,000 tons per day ramping to 6,000 tons per day. This type of operation has been proven to achieve .02 ounce per ton recovery, in the targeted placers. With approval of cyanide leach permits, the implementation of leaching facilities will increase recovery to the 87% target. Also along with the construction of the leaching facilities, the milling circuit for processing the hard rock lode ore will be constructed. This grinding circuit will be designed to crush incoming hard rock down to 150- prior to gravity separation and leaching. Although this study is based on production of 6,000 tons a day it is anticipated that if additional water resources are developed production could be increased to greater levels. Mine life is estimated to be in excess of 20 years. The feasibility study, at the time it was written, assumed an economic base case utilizing a $600 per ounce gold price.

Impairment Expense

We acquired the Twin Peaks Project asset in 2002 and have been conducting exploration work on it, with the goal of commencing mineral production, for seven years. Exploration activities have confirmed the presence of mineralization on this property. However, we have not commenced mining activities due to a lack of funding. Consequently, per our accounting policy regarding impairment charges, we decided to impair this asset and take it off the balance sheet. However, we are still aggressively pursuing the financing necessary to proceed with our plans to commence mining activity now that we have completed a feasibility study on the property and Phase One and Phase Two of our drilling program. The feasibility study prepared by Geological Support Services, LLC, stated in part: “The feasibility study operating plan assumes an open cast quarry type operation containing [mineralized material].”

I. Results of Operations

Comparison of operating results.

The Company has not yet commenced commercial operations and has had no revenues from operations.

General and administrative expense for fiscal 2010 was $912,984 compared to $947,229 for last year, a decrease of approximately 4%. The main area of decrease was in administrative and professional fees, while consulting costs increased. Administration expenses decreased ($237,174 for fiscal 2010 compared to $492,179 last year). The decrease in administrative expenses was due to the decrease in salaries and space rental costs. Consulting costs increased from $342,847 in fiscal 2009 to $638,400; the increase was due primarily to the cost of developing funding sources and hiring clerical and professional help on an as-needed basis.

As a result of general and administrative costs, the Company experienced a net loss from operations of $912,984 for the year ended September 30, 2010 compared to loss from operations of $1,293,237 for the year ended September 30, 2009.

After interest expense in fiscal 2010 of $116,593, compared to $209,937 in the prior year, the Company realized a net loss for fiscal 2010 of $1,724,669 as compared to a net loss of $1,291,843 for the prior fiscal year. This loss translated into a loss of $.02 per share for fiscal 2010, compared to a loss of $.02 per share for fiscal 2009.

II. Discussion of Financial Condition: Liquidity and Capital Resources

At September 30, 2010 cash on hand was $354,019 as compared with $18,527 at September 30, 2009. The Company received services in the aggregate amount of $292,291 through the issuance of additional 8,778,566 shares of common stock. See, “Recent Sales of Unregistered Securities” above.

The Company used these cash proceeds to pay for its business operations.

Total assets at September 30, 2010 were $354,395 as compared to $19,557 at September 30, 2009.

The Company’s total stockholders’ equity changed to -$3,023,322 at September 30, 2010 from -$2,602,692 at September 30, 2009. The increase in the deficit of total stockholders’ equity was due to the loss from operations and the issuance of shares for services rendered.

We may consider a private placement for royalties or working interest to raise funds for operations and continued exploration and development programs.

Regarding regulatory issues, the Company is subject to the following:
1.	The securities laws, regulations and rules of the United States because we are a public corporation and because our Class A Common stock trades on the over-the-counter bulletin board;
2.	Nevada corporation and business statues because we are a Nevada corporation;
3.	Bureau of Land Management policies, rules and regulations because our mining claims are located on U.S. Federal government Department of the Interior, Bureau of Land Management land;
4.	Federal Department of the Interior, Bureau of Land Management regulators in California and
5.	Federal Department of the Interior, Bureau of Land Management regulators in Arizona.

As of the date of this report the company intends to file its first quarter of fiscal 2011 report on form 10-Q for October 1, 2010 to December 31, 2010 with the SEC. In the event that enough additional money for operations is not received the Company may discontinue filing with the SEC due to the relatively high costs in terms of money and legal, accounting, clerical and administrative man-hours of preparing these reports and being a fully reporting company. In that event we expect our Class A common stock to be disqualified from trading on the OTCBB, and that in turn could disqualify our Class A and Class B shares from trading in Germany on the Deutche Boerse exchanges. We expect our Class A common shares would continue trading in the United States on the OTC Markets Pink Sheets.

Impact of Inflation

The general level of inflation has been relatively low during the last several fiscal years and has not had a significant impact on the Company.

Off Balance Sheet Arrangements

None

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

Not Applicable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13-a-15(f) and 15d-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

* pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

* provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the Company; and

* provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of September 30, 2010. In making this assessment, management used the criteria established in "Internal Control-Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on this assessment, management believes that, as of September 30, 2010, the Company's internal control over financial reporting is effective.

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

DONAHUE ASSOCIATES, LLC
Certified Public Accountants
27 Beach Road Suite CO5A
Monmouth Beach, NJ 07750

Tel. 732-229-7723

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of USCorp.

We have audited the accompanying consolidated balance sheets of USCorp as of September 30, 2010 and September 30, 2009 and the related statement of operations and changes in shareholders’ equity, and cash flows for the years then ended, and from inception to September 30, 2010. These financial statements are the responsibility of management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of USCorp at September 30, 2010 and September 30, 2009, and the results of its operations, cash flows, and changes in shareholders’ equity for the years then ended and from inception to September 30, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Donahue Associates LLC
Monmouth Beach, New Jersey
April 8, 2011

USCorp
(an Exploration Stage Company)
Balance Sheet
As of September 30, 2010 and September 30, 2009

	30-Sep-10	30-Sep-09

ASSETS

Current assets:
Cash	$354,019	$18,527
Total current assets	$354,019	$18,527

Other assets:
Equipment- net	376	1,030

Total assets	$354,395	$19,557

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued expenses	$25,298	$8,953
Gold bullion loan	3,016,841	1,786,025
Convertible debenture payable	700,000	249,955
Subscriptions payable	0	93,481
Total current liabilities	$3,742,139	$2,138,414

Convertible debenture payable	0	390,661
Due to officer	40,170	16,349

Shareholders' equity:
Series A preferred stock, one share convertible to eight shares of common; par value $0.001, 10,000,000 shares authorized, 6,231,250 shares issued and outstanding at September 30, 2009 and 5,056,250 at September 30, 2010	5,365	8,327
Series B preferred stock, one share convertible to two shares of common; 10% cumulative stated dividend, stated value $0.50, 50,000,000 shares authorized, 141,687 outstanding at September 30, 2009 and September 30, 2010, stated value; $0.50	63,498	63,498
Common stock B- $.001 par value, authorized 250,000,000 shares, issued and outstanding, 5,000,000 shares at September 30, 2009 and 5,060,500 at September 30, 2010	5,060	5,000
Common stock A- $.01 par value, authorized 550,000,000 shares authorized, issued and outstanding, 74,319,460 shares at September 30, 2009 and 135,955,389 at September 30, 2010	$1,359,555	$743,195
Additional paid in capital	12,870,994	12,183,315
Accumulated deficit - exploration stage	(17,732,386)	(15,529,202)
Total shareholders' deficit	(3,501,837)	(2,602,692)

Total Liabilities & Shareholders' Deficit	$354,395	$19,557

See the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Statements of Operations
For the Years Ended September 30, 2010 and September 30, 2009
and from Inception, May 1989 through September 30, 2010

			Inception
	30-Sep-10	30-Sep-09	to Date
General and administrative expenses:
Consulting	$638,400	$342,847	$7,397,903
Administration	237,174	492,179	6,237,634
License expense	0	100	247,559
Professional fees	37,410	112,103	714,133
Total general & administrative expenses	912,984	947,229	14,597,229

Net loss from operations	$(912,984)	$(947,229)	$(14,597,229)

Other income (expenses):
Interest income	0	644	7,908
Interest expense	(116,593)	(209,937)	(1,048,562)
Gain (loss) on unhedged derivative	(1,173,607)	(136,715)	(2,094,503)

Net loss before provision for income taxes	$(2,203,184)	$(1,293,237)	$(17,732,386)

Provision for income taxes	0	0	0

Net loss	$(2,203,184)	$(1,293,237)	$(17,732,386)

Basic & fully diluted net loss per common share	$(0.02)	$(0.02)

Weighted average of common shares outstanding:
Basic & fully diluted	92,355,392	66,685,586

See the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Statements of Cash Flows
For the Years Ended September 30, 2010 and September, 30, 2009
and from Inception, May 1989 through September 30, 2010

			Inception
	30-Sep-10	30-Sep-09	to Date
Operating Activities:
Net loss	$(2,203,184)	$(1,293,237)	$(17,732,386)
Adjustments to reconcile net income items not requiring the use of cash:

Consulting fees	302,670	62,390	4,887,463
Depreciation expense	654	2,160	17,179
Interest expense	116,593	209,937	984,989
Impairment expense	0	0	3,049,465
Loss on unhedged underlying derivative	1,173,607	136,715	2,094,503
Changes in other operating assets and liabilities :
Accounts payable and accrued expenses	16,345	(166,070)	25,298
Net cash used by operations	$(593,315)	$(1,048,105)	$(6,673,489)

Investing activities:
Purchase of office equipment	$0	$0	$(17,555)
Net cash used by investing activities	0	0	(17,555)

Financing activities:
Issuance of common stock	$1,001,369	$427,463	$5,225,945
Issuance of preferred stock	0	1,394	68,863
Issuance of common B stock	0	0	5,060
Issuance of gold bullion note	0	0	648,282
Capital contributed by shareholder	0	0	356,743
Subscriptions received (transferred to common stock)	(96,383)	93,481	0
Issuance of convertible notes	0	200,000	700,000
Advances received (paid) shareholder	23,821	16,349	40,170
Net cash provided by financing activities	928,807	738,687	7,045,063

Net increase (decrease) in cash during the period	$335,492	$(309,418)	$354,019

Cash balance at beginning of the fiscal year	18,527	327,945	0

Cash balance at September 30th	$354,019	$18,527	$354,019

Supplemental disclosures of cash flow information:
Interest paid during the year	$0	$0	$0
Income taxes paid during the year	$0	$0	$0

See the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Inception	0	$0	$0	$0	$0

Issuance of common stock	84,688	847	1,185,153		1,186,000	$0.07

Net income fiscal 1990				520,000	520,000

Balance at September 30, 1990-	84,688	$847	$1,185,153	$520,000	$1,706,000

Net income fiscal 1991				1,108,000	1,108,000

Balance at September 30, 1991-	84,688	$847	$1,185,153	$1,628,000	$2,814,000

Issuance of common stock	472	5	32,411		32,416	$0.22

Net income fiscal 1992				466,000	466,000

Balance at September 30, 1992-	85,160	$852	$1,217,564	$2,094,000	$3,312,416

Net loss fiscal 1993				(3,116,767)	(3,116,767)

Balance at September 30, 1993-	85,160	$852	$1,217,564	$(1,022,767)	$195,649

Net loss fiscal 1994				(63,388)	(63,388)

Balance at September 30, 1994-	85,160	$852	$1,217,564	$(1,086,155)	$132,261

Net income fiscal 1995				(132,261)	(132,261)

Balance at September 30, 1995-	85,160	$852	$1,217,564	$(1,218,416)	$0

Net loss fiscal 1996				0	0

Balance at September 30, 1996-	85,160	$852	$1,217,564	$(1,218,416)	$0

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Stock issued for mining claim	150,000	1,500	598,500		600,000	$0.20

Issuance of common stock	50,000	500	59,874		60,374	$0.06

Stock issued for services	14,878	149	29,608		29,757	$0.10

Net loss fiscal 1997				(90,131)	(90,131)

Balance at September 30, 1997-	300,038	$3,001	$1,905,546	$(1,308,547)	$600,000

Capital contributed by shareholder			58,668		58,668

Net loss fiscal 1998				(58,668)	(58,668)

Balance at September 30, 1998-	300,038	$3,001	$1,964,214	$(1,367,215)	$600,000

Capital contributed by shareholder			28,654		28,654

Net income fiscal 1999				(26,705)	(26,705)

Balance at September 30, 1999-	300,038	$3,001	$1,992,868	$(1,393,920)	$601,949

Capital contributed by shareholder			22,750		22,750

Net loss fiscal 2000				(624,699)	(624,699)

Balance at September 30, 2000-	300,038	$3,001	$2,015,618	$(2,018,619)	$0

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	103,535	1,035	611,943		612,978	$0.15

Issued stock for compensation	50,000	500	19,571		20,071	$0.04

Capital contributed by shareholder			21,719		21,719

Net loss fiscal 2001				(654,768)	(654,768)

Balance at September 30, 2001-	453,573	$4,536	$2,668,851	$(2,673,387)	$0

Issued stock to purchase mining claim	24,200,000	242,000	2,207,466		2,449,466	$0.10

Issued shares to employees	267,500	2,675	(2,675)		0

Capital contributed by shareholders			143,480		143,480

Net loss for the fiscal year				(2,591,671)	(2,591,671)

Balance at September 30, 2002-	24,921,073	$249,211	$5,017,122	$(5,265,058)	$1,275

Issued stock for services	872,000	8,720	264,064		272,784	$0.31

Beneficial conversion feature			3,767		3,767

Capital contributed by shareholders			81,472		81,472

Net loss for the fiscal year				(865,287)	(865,287)

Balance at September 30, 2003	25,793,073	$257,931	$5,366,425	$(6,130,345)	$(505,989)

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	550,000	5,500	206,500		212,000	$0.39

Issued stock to pay bills	1,069,945	10,699	460,077		470,776	$0.44

Issued stock for services	2,118,444	21,184	652,714		673,898	$0.32

Net loss for the fiscal year				(964,108)	(964,108)

Balance at September 30, 2004	29,531,462	$295,314	$6,685,716	$(7,094,453)	$(113,423)

Issuance of common stock	150,000	1,500	46,500		48,000	$0.32

Issued stock for services	2,840,000	28,400	331,600		360,000	$0.13

Issued stock to pay debt	400,000	4,000	50,000		54,000	$0.14

Issuance of warrants			1,817		1,817

Net loss for the fiscal year				(628,337)	(628,337)

Balance at September 30, 2005	32,921,462	$329,214	$7,115,633	$(7,722,790)	$(277,943)

Issued stock for services	885,000	8,850	70,800		79,650	$0.09

Net loss for the period				(837,551)	(837,551)

Balance at September 30, 2006	33,806,462	$338,064	$7,186,433	$(8,560,341)	$(1,035,844)

Issued stock for services	50,000	500	4,500		5,000	$0.10

Issuance of convertible debt			648,098		648,098

Net loss for the fiscal year				(3,176,745)	(3,176,745)

Balance at September 30, 2007	33,856,462	338,564	7,839,031	(11,737,086)	(3,559,491)

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	10,011,879	100,119	638,559		738,678	$0.07
Issued stock for services	9,517,664	95,177	2,447,473		2,542,650	$0.27
Conversion of debentures	7,200,000	72,000	828,000		900,000	$0.13
Conversion of preferred stock	26,626	266	6,401		6,667	$0.25
Issuance of convertible debt			56,000		56,000
Net loss for the fiscal period- as restated				(2,498,879)	(2,498,879)

Balance at September 30, 2008	60,612,631	606,126	11,815,464	(14,235,965)	(1,814,375)

Issuance of common stock	12,261,765	122,618	304,845		427,463	$0.03
Issued stock for services	845,064	8,451	53,939		62,390	$0.07
Issued stock to settle lawsuit	200,000	2,000	10,000		12,000	$0.06
Conversion of Preferred A	400,000	4,000	(3,933)		67
Issuance of convertible debt			3,000		3,000

Net loss for the year				(1,293,237)	(1,293,237)

Balance at September 30, 2009	74,319,460	743,195	12,183,315	(15,529,202)	(2,602,692)

Issuance of common stock	31,680,388	316,804	426,690		743,494	$0.02
Issued stock & warrants for services	8,778,566	87,786	214,884		302,670	$0.03
Exercise of warrants	11,776,975	117,770	140,105		257,875	$0.02
Converted preferred A	9,400,000	94,000	(94,000)		0
Net loss for the year				(2,203,184)	(2,203,184)

Balance at September 30, 2010	135,955,389	$1,359,555	$12,870,994	$(17,732,386)	$(3,501,837)

*- Price adjusted for stock splits

Please see the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the Years Ended September 30, 2010 and September 30, 2009

1.	Organization of the Company and Significant Accounting Principles

USCorp (the “Company”) is a publicly held corporation formed in May 1989 in the state of Nevada. In April 2002 the Company acquired USMetals, Inc. (“USMetals”), a Nevada corporation, by issuing 24,200,000 shares of common stock. USMetals became a wholly owned subsidiary of the Company.

The Company, through its subsidiary, owns the mineral rights to 172 Lode and Placer Mining Claims in the Eureka Mining District of Yavapai County, Arizona, called the Twin Peaks Project; and owns the mineral rights to 162 Lode and Placer Claims on five properties in the Mesquite Mining District of Imperial County, California, which the Company collectively refers to as the Picacho Salton Project.

The Company has no revenues to date and has defined itself as an “exploration stage” company.

Exploration Stage Company- the Company has no operations or revenues since its inception and therefore qualifies for treatment as an Exploration Stage company as per the accounting guidance.  Financial transactions are accounted for as per generally accepted accounted principles.  Costs incurred during the development stage are accumulated in “accumulated deficit- exploration stage” and are reported in the Stockholders’ Deficit section of the balance sheet.

Consolidation- the accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary.  All significant inter-company balances have been eliminated.

Use of Estimates- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include.  Actual results may differ from these estimates.

Cash and interest bearing deposits- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Property and Equipment- Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes.  Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.  Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized.  Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities.  It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  As of September 30, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.  All tax returns from tax years 2006 to 2009 are subject to IRS audit.

Mineral Properties- Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims groups, to conduct exploration and assay work are expensed as incurred.

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

Recent Accounting Pronouncements-In July 2010, new guidance was introduced which would increase disclosures regarding the credit quality of an entity’s financing receivables and its allowance for credit losses. In addition, the guidance would require an entity to disclose credit quality indicators, past due information, and modifications of its financing receivables. The adoption of this guidance will not have an impact on the consolidated financial statements.

2.	Going Concern

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern.  However, the Company has incurred significant losses since its inception and has no revenues and continues to rely on the issuance of shares and warrants to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

* Continue fundraising efforts including joint-venture, merger, acquisition or other business combinations whose purpose is development of the Company’s California and Arizona properties by or with well-financed and highly experienced miners.

* Complete exploration and begin production on our properties as warranted. Phases 1 and 2 of our 3-phase drilling program have been completed. The California Desert District BLM Office has completed review of our application and we are awaiting approval. Other permits for commercial mining are being prepared and reviewed for submission to Federal, State and local authorities.

* USCorp plans to begin commercial scale operations on one or more of its properties as soon as all of the required permits and approvals have been granted and funding obtained. Due to the nature of the ore bodies of the Company’s current properties Management expects to begin commercial scale operations on our Picacho Salton Project first; then Management expects to begin commercial scale operations on the Twin Peaks Project.

* With adequate funding management intends to hire qualified and experienced personnel, including additional officers and directors, and mining specialists, professionals and consulting firms to advise management as needed to handle mining operations, acquisitions, mergers, joint ventures and other business combinations in order to fulfill our business plan regarding development of existing and future mineral resource properties.

* Form a strategic alliance of consultants, engineers, contractors and joint venture partners with an information and communication network that allows the alliance to function effectively.

* Acquire additional properties and/or corporations with properties as subsidiaries to advance the company's growth plans or be acquired by a company that fulfills this.

* The company has uploaded proprietary information about the company and our properties to a secure section of our web site for the purpose of raising additional capital in order to continue our exploration and development efforts.

* USCorp may choose to voluntarily delist from the OTC Bulletin Board and then trade on the OTC Markets PinkSheets.

3. Concentrations of Credit

The Company heavily relies upon the efforts of the Company’s chief executive officer and majority shareholder for the success of the Company.  A withdrawal of the chief executive’s officer efforts would have a material adverse effect on the Company’s financial condition.

4. Fair values of Financial Instruments

Cash, accounts payable and accrued expenses, subscriptions payable, gold bullion loan payable, convertible debentures payable and the advances payable to shareholder in the balance sheet are estimated to approximate fair market value at September 30, 2010 and September 30, 2009.

5. Gold Bullion Promissory Note

In September 2005, the Company issued a promissory note to a shareholder and received proceeds of $648,282. The note requires the Company to pay the shareholder 1,634 ounces of Gold Bullion (.999 pure). Originally, the promissory note came due in September 2007. In September 2007, the holder of the promissory note agreed to extend the maturity date of the note to September 2009.  In September 2009, the holder of the promissory note extended the maturity date to January 2010 at the previous terms, and is extending the maturity date on an informal ongoing basis. The loan is currently in default however, the Company continues to calculate the loan at fair value.

The loss on the underlying gold derivative on the promissory note has been calculated as follows.

Carrying value of loan	$922,338
Fair value of loan	3,016,841

Life to date loss on unhedged underlying derivative	$(2,094,503)

6. Convertible Debentures

During the fiscal year 2007, the Company issued convertible debentures with a face value of $1,200,000. The debentures were convertible into common stock at $0.125 per share.  The debentures had an interest rate of 5% and a maturity date from December 2009 to September 2010. During the fiscal year 2008, the holder of these debentures converted $900,000 of the debentures to 7,200,000 shares of common stock.  The remaining $300,000 of 2007 debentures is convertible into common stock at $0.125 per share, matured in September 2010, and has an interest rate of 5%

In fiscal year 2008 the Company issued an additional convertible debenture to the same holder and received proceeds of $200,000.  This debenture matured in March 2010, is exercisable into common stock at $0.125 per share, and has an interest rate of 4%.

In fiscal year 2009 the Company issued an additional convertible debenture to the same holder and received proceeds of $200,000.  This debenture matured in April 2010, is exercisable into common stock at $0.125 per share, and has an interest rate of 4%.

All of the debentures are currently in default and the holders are extending the maturity date on an informal ongoing basis.  The Company ceases recording an interest expense on the debentures at the date of the maturity of the debenture. Each debenture is exercisable into common stock at $0.125 per share.

The balance of the convertible debt at September 30, 2010 and September 30, 2009 is as follows:

	30-Sep-10	30-Sep-09

Convertible debt payable	$700,000	$700,000
Unamortized beneficial conversion feature	0	(59,384)

Net convertible debt payable	$700,000	$640,616

7. Issuances of Common Stock

During fiscal year 2009, the Company issued 12,261,765 shares of common stock and received proceeds of $427,463. Purchasers of the common stock also received the option to purchase an additional 5,354,637 shares of common stock at $0.03 per share expiring in fiscal year 2010.

During fiscal year 2009, the Company issued 845,064 shares of common stock to consultants for services received valued at $62,390.  In addition, the Company issued 200,000 shares of common stock to settle a lawsuit against the Company by a former consultant.  These shares were valued at $12,000 and recorded in the consolidated financial statements.

In September 2009, a holder of the preferred A convertible stock converted 50,000 shares of preferred A into 400,000 shares of common stock.  Also in September 2009, the Company issued 1,393,750 preferred A shares and received proceeds of $1,394.

During fiscal year 2010, the Company issued 31,680,386 shares of common stock and received proceeds of $743,494. Purchasers of the common stock also received the option to purchase an additional 104,244,579 shares of common stock at a weighted average price of $0.06 per share expiring in fiscal years 2011 and 2012.

During fiscal year 2010, the Company issued 8,778,566 shares of common stock to consultants for services received valued at $292,291.

During fiscal year 2010, 11,776,975 warrants were exercised and the Company issued 11,776,975 shares of common stock and received proceeds of $257,875.

During fiscal year 2010, holders of the preferred A convertible stock converted 1,175,000 shares of preferred A into 9,400,000 shares of common stock.

8. Common Stock Warrants

During fiscal years 2009 and 2010, the Company issued 5,354,637 and 104,244,579, respectively, warrants to purchase common stock at weighted average exercise price of $0.03 and $0.06 per share, respectively. These warrants were issued to the purchasers of common stock discussed in Note 5.

The Company applies ASC 718, “Accounting for Stock-Based Compensation” to account for its option issues.  Accordingly, all options granted are recorded at fair value using a generally accepted option pricing model at the date of the grant.  For purposes of determining the option value at issuance, the fair value of each option granted is measured at the date of the grant by the option pricing model with the following assumptions:

	2010	2009

Dividend yield	0.00%	0.00%
Risk free interest rate	1.00%	0.50%
Volatility	25.00%	39.00%

The fair values generated by option pricing model may not be indicative of the future values, if any, that may be received by the option holder.

During fiscal year 2009, the Company issued 3,200,000 warrants exercisable at $.40 per share to the convertible debenture holders discussed in Note 9 and the holders of the gold bullion promissory note discussed in Note 4. These warrants expired worthless at the beginning of end of fiscal year 2009.

During fiscal year 2010, the Company issued 439,484 warrants to consultants for services rendered.  The warrants are exercisable at $0.02 per share and expire in fiscal years 2011 and 2012. As a result of the issue, the Company recorded and expense of $10,379 in the consolidated statement of operations.

The following is a summary of common stock warrants outstanding at September 30, 2010:

		WgtdAvg	Wgtd Years
	Amount	Exercise Price	to Maturity

Outstanding at September 30, 2008	5,736,666	$0.40	1.01

Issues	6,954,637
Exercises	0
Expired	(3,200,000)

Outstanding at September 30, 2009	9,491,303	$0.33	0.54

Issues	104,684,063
Exercises	(11,776,975)
Expired	(1,818,907)

Outstanding at September 30, 2010	100,579,484	$0.06	1.42

9. Stock Incentive Plan

The Company provides for a Stock Incentive Plan for its employees. Our 2009 Stock Incentive Plan, filed with the SEC on form S-8 on October 29, 2009, and amended on December 29, 2009, is incorporated herein by reference The plan provides for incentive stock options and non-qualified stock options. The Board of Directors will determine whether an option is an incentive stock option or a non-qualified stock option when it grants the option and the option will be evidenced by an agreement describing the material terms of the option. The Board of Directors will determine the exercise price of an employee’s option at the date of the grant. The exercise price of an incentive stock option may not be less than the fair market value of the common stock on the date of the grant, or less than 110% of the fair market value if the participant owns more than 10% of the outstanding common stock. The Board of Directors will also determine the term of an option at the date of the grant. The term of an incentive stock option or non-qualified stock option may not exceed ten years from the date of grant, but any incentive stock option granted to a participant who owns more than 10% of the outstanding common stock will not be exercisable after the expiration of five years after the date the option is granted. Subject to any further limitations in the applicable agreement, if a participant’s employment terminates, an incentive stock option will terminate and expire no later than three months after the date of termination of employment.

Incentive stock options are also subject to the further restriction that the aggregate fair market value, determined as of the date of the grant, of the market value of the common Stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering more than $100,000 worth of the common stock first become exercisable in any one calendar year, the excess will be non-qualified options. For purposes of determining which options, if any, have been granted in excess of the $100,000 limit, options will be considered to become exercisable in the order granted.

10. Class B Common Shares

The Class B Common shares are non-voting shares that trade on the Frankfurt stock exchange under the symbol U9CB.F. There are 250,000,000 shares authorized and 5,060,500 issued and outstanding. The par value of these shares is $0.001. These shares do not trade in the United States on any market and the Company has no plans to register these shares for trading in the U.S.

11. Income Tax Provision

Provision for income taxes is comprised of the following:
	30-Sep-10	30-Sep-09

Net loss before provision for income taxes	$(2,203,184)	$(1,293,237)

Current tax expense:
Federal	$0	$0
State	0	0
Total	$0	$0

Less deferred tax benefit:
Tax loss carryforwards	3,225,733	(2,205,332)
Allowance for recoverability	(3,225,733)	2,205,332
Provision for income taxes	$0	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%	34%
Statutory state and local income tax	10%	10%
Less allowance for tax recoverability	-44%	-44%
Effective rate	0%	0%

Deferred income taxes are comprised of the following:

Tax loss carryforwards	$3,225,733	$2,205,332
Allowance for recoverability	(3,225,733)	(2,205,332)
Deferred tax benefit	$0	$0

Note:  The deferred tax benefits arising from the timing differences begin to expire in fiscal years 2011 to 2030 and may not be recoverable upon the purchase of the Company under current IRS statutes.

12.  Net Loss per Share

The Company applies ASC 260, “Earnings per Share” to calculate loss per share.  In accordance with ASC 260, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years, adjusted for the financial instruments outstanding that are convertible into common stock during the years.  The effects of the common stock options and the debentures convertible into shares of common stock, however, have been excluded from the calculation of loss per share because their inclusion would be anti-dilutive. Net loss per share is computed as follows:

	30-Sep-10	30-Sep-09

Net loss before cumulative preferred dividend	$(2,203,184)	$(1,293,237)

Cumulative dividend preferred payable	(42,380)	(35,296)

Net loss to common shareholders	$(2,245,564)	$(1,328,533)

Weighted average	92,355,392	66,685,586

Basic & fully diluted net loss per common share	$(0.02)	$(0.02)

13. Subsequent Events

Between October 1, 2010 and December 27, 2010, the Company issued 9,861,233 shares of common stock and received proceeds of $236,000. Purchasers of the common stock also received the option to purchase an additional 24,299,999 shares of common stock at a weighted average price of $0.156 per share expiring in fiscal years 2011 and 2012.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There are no changes or disagreements with accountants on accounting and financial disclosure.

ITEM 9A(T). CONTROLS AND PROCEDURES

Evaluation of disclosure and controls and procedures. Our Chief Executive Officer and Acting Chief Financial Officer have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2010. This evaluation was carried out under the supervision and with the participation of our management, including our principal executive officer and principal financial officer. Based on this evaluation, these officers have concluded that our disclosure controls and procedures are effective.

Item 9B. Other Information

In October 2004 the shareholders approved a new class of Common Stock, 250,000,000 shares of $.001 par value Series B Common Stock. Effective November 17, 2004, the Company amended its Articles of Incorporation to create a new series “Class B” of $.001 par value common stock in the amount of 250,000,000 shares.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CORPORATE GOVERNANCE.

Name	Age	Position Held
Robert Dultz	69	Chief Executive Officer, acting CFO, President and a Director and Chairman of the Board of Directors
Spencer Eubank	59	Secretary, Treasurer and a Director
Carl W. O’Baugh	79	Director
B. Keith Simerson	45	Director
Michelle Seibel	43	Director

Directors hold office until the next annual shareholders meeting or until their death, resignation, retirement, removal, disqualification, or until a successor has been elected. Vacancies in the Board are filled by majority vote of the remaining directors. Officers of the Company serve at the will of the Board of Directors. [

BUSINESS EXPERIENCE OF CURRENT DIRECTORS AND OFFICERS AS OF SEPTEMBER 30, 2008

Robert Dultz, USCorp’s Chairman and CEO since January 2002 and President since 2008, has an over 25-year association with the Twin Peaks property and as an individual is a former owner of a portion of the claims which make up the Twin Peaks property. Mr. Dultz is the former Chairman and President of American Metals and Minerals, Inc., (a public company “AMM” 1980s); He also served in various officer and director positions with Sweet Stuff, Inc. and U.S. Network Funding, Inc. (both public companies 1980s and 1990s) Santa Maria Resources, Inc., (also public “SMRR” 1990s) and U.S. Metals And Minerals, Inc. (a private company “USM&M” 2000s). AMM, SMRR and USM&M were each prior corporate owners of the Twin Peaks claims. Since 2000 he has been a majority shareholder of corporate owners of the claims: U.S. Metals and Minerals and USCorp. Over the past thirty years Mr. Dultz has served on the boards of several publicly traded companies including those named above. For the past five years Mr. Dultz has spent in excess of 90% of his time working for USCorp. He does not serve on the boards of any other public companies at this time. Mr. Dultz has held the same board and officer positions as he holds with USCorp on USCorp’s wholly owned subsidiaries, USMetals, Inc., and Southern Resource Development, Inc. since they were acquired. He has not served on the boards of any other public companies during the past five years.

Spencer Eubank, is Secretary, Treasurer and Director of the Company. Mr. Eubank has a 19-year history of association with the Twin Peaks Project properties and is a former owner of a portion of the Twin Peaks Project claims. Mr. Eubank is responsible for maintaining the records of the Company and works closely with the senior executive management of the Company in day-to-day operations. Mr. Eubank was elected to the board of directors based on his prior association with corporate owners of the properties, as a shareholder of and consultant to American Metals and Minerals, Inc. (1990s), as an officer and director of Santa Maria Resources, Inc. (1990s) and U.S. Metals and Minerals, Inc. (1990s), his knowledge of the properties as a former owner of a portion of the claims group that makes up the Twin Peaks Project (1990s), and his consulting experience working with company operators and assisting them in their communications with legal and accounting professionals. In the 1990s Mr. Eubank served on the boards of several public, private and not-for-profit Companies as an officer and director including EssxSport Corp. (January 1996 to March 1998), and Pla.Net.Com, Inc. (February 1997 to July 1999); The Laurinburg Group, Inc. a private company (a private company, 1990s), Southern Development Company (a public company, 1990s) and Route 66 Gold Miners, Inc, (a not-for-profit company, 2000s). During the past 5 years, except for a brief period in 2006, Mr. Eubank has held the same board and officer positions with USCorp and on USCorp’s wholly owned subsidiaries, USMetals, Inc., and Southern Resource Development, Inc. since they were acquired. He has not served on the boards of any other public companies during the past five years. He devotes approximately 35% of his time to USCorp. Since the early 1990s Mr. Eubank has been the owner of UpAndRunning (1990s) and Business2Business (2000s) independent private research and consulting services. Mr. Eubank has degrees in Theology (B.Th., 1985) and Sociology (B.A., 1988).

Carl W. O’ Baugh, an Independent Director of the Company since January 2002, and has an over 20-year association with the Twin peaks property. Former Vice President of USCorp and Former President of American Metals and Minerals, Inc., a prior corporate owner of the Twin Peaks claims. He is the former President of Golconda Gems, Inc, that during the 1980s and early 1990s was a wholesale gem cutting, importing and distribution company with operations in the United States and Mexico and over 200 employees. His extensive knowledge and experience of gems, minerals and metals as well as his long association with the Twin Peaks Project Claims were factors in his election to the board of directors. Mr. O’Baugh has not served on the boards of any other public companies in the past 5 years. Mr. O’Baugh as been retired since 2000 and devotes less than 5% of his time to USCorp.

B. Keith Simerson is an Independent Director of the Company. Mr. Simerson was recently appointed Chairman of the Executive Committee of Residential Income Properties, Inc., a NY-based company. As Chairman of the Executive Committee, he works closely with the Chairman to provide leadership to the Board of Directors.  Mr. Simerson co-founded and today is one of two co-owners of Tradewinds Consulting, LLC, a consultancy that provides a range of strategic planning, change management, and leadership development services to four branches of the military, several federal government agencies, various management consulting firms, and to clients in the automotive, heavy construction, civil engineering, consumer electronics, industrial supplies, heavy machinery, rubber, paper, medical devices, and electronics industries. Mr. Simerson earned his Doctorate in Education with emphasis in management and organization development, from the University of North Carolina at Greensboro. He earned an M.A. with emphasis in administration, supervision, and higher education, from Appalachian State University. He also has BA and AAS degrees and specialty certifications. Mr. Simerson is the co-author of The Manager as Leader (Praeger Publishers, 2006), Fired, Laid Off, Out of a Job: A Manual for Understanding, Coping, Surviving (Greenwood, 2003), and Evaluating Police Management Development Programs (Praeger Publishing, 1990). Mr. Simerson is on the Faculty of Northwestern University’s School of Education and Social Policy, where he instructs, researches, and publishes in the areas of Strategic Thinking, Strategy Formulation, Strategic Planning, and Strategy Execution. Mr. Simerson spends less than 5% of his time in service to USCorp.

Michelle Seibel, a Director and Assistant Secretary of the Company. Ms. Seibel is an entrepreneurial business owner of Computer Friendly providing IT consulting services in California and has extensive experience in bookkeeping training, and construction management. She works closely with the Company’s Chairman and CEO and was elected to the board based on her business experience and her ability to understand shareholder and investor relations. She has not served on the boards of any other public companies. Ms. Seibel devotes approximately 50% of her time in service to USCorp.

(a) Family relationships.

There are no family relationships among the officers or directors.

(b) Involvement in certain legal proceedings.

There have been no events under any bankruptcy act, no criminal proceedings and  no judgments or injunctions material to the evaluation of the ability and integrity of any director or executive officer during the past five years except for the personal bankruptcy of Ms. Seibel in 2006.

(c) Adoption of Code of Ethics.

On September 22, 2004 USCorp adopted a Code of Ethics for officers and directors of the Company, filed previously and included herein by reference.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s officers and directors, and persons who own more than ten percent of its common stock, to file reports of ownership and changes of ownership with the Securities and Exchange Commission (“SEC”) and each exchange (or market quotation system) on which the Company’s securities are registered. Officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish the Company with copies of all ownership forms they file.

Based solely on current management’s review of the copies of such forms received by it from former management, the Company believes that, during the year ended September 30, 2010 its officers, directors, and greater than ten-percent beneficial owners complied with all applicable filing requirements.

ITEM 11. EXECUTIVE COMPENSATION

During the fiscal year, some of USCorp’s officers did not devote their full time to the affairs of USCorp, and none of them received monetary compensation for their services as officers; however, USCorp’s officers and directors have purchased shares of the Company’s Series A Preferred stock at par value in consideration of their service. USCorp’s Chairman, President and CEO, Robert Dultz, devoted his full time to the affairs of USCorp. During 2009 and 2010 Mr. Dultz advanced operating funds on an informal basis as needed and without interest, to USCorp. Mr. Dultz may receive cash, stock or a combination thereof in repayment of his advances and in compensation for his full time efforts.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of USCorp’s Class A Common Stock by each person or group that is known by USCorp to be the beneficial owner of more than five percent of its outstanding Common Stock, each director of USCorp, each person named in the Summary Compensation Table, and all directors and executive officers of USCorp as a group as of September 30, 2010.

Summary Compensation Table(1)

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive Plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
Robert Dultz PEO and PFO	Fiscal 2010	0	0	0	0	0	0	0	0
(1)
Mr. Dultz is USCorp’s CEO and Acting CFO. There are no written employment agreements in effect for any executives, officers or directors at this time. Unwritten agreements are that executives, officers and directors who agree to serve may receive monetary compensation for employment (a) when the Company has sufficient financing and (b) when approved by the Board of Directors.

Unless otherwise indicated, USCorp believes that the persons named in the table below, based on information furnished by such owners, have sole voting and investment power with respect to the Class A Common Stock beneficially owned by them, where applicable. As of September 30, 2010, there were 135,955,389 shares of Class A Common Stock issued and outstanding.

Name and	Class A	Series A		Percentage
Address of	Common	Preferred		of
Beneficial	Voting	Voting*	Total	Voting
Owner	Ownership	Ownership	Votes	Ownership

Robert Dultz c/o USCorp,
4535 W. Sahara Ave, Suite 200,
Las Vegas, NV 89102	18,122,925	5,750,000	64,122,925	47.16%

Spencer Eubank c/o USCorp,
4535 W. Sahara Ave, Suite 200,
Las Vegas, NV 89102	1,619,980	500,000	5,619,980	4.13%

Carl O’Baugh c/o USCorp,
4535 W. Sahara Ave, Suite 200,
Las Vegas, NV 89102	426,250	50,000	826,250	0.61%

B. Keith Simerson c/o USCorp,
4535 W. Sahara Ave, Suite 200,
Las Vegas, NV 89102		56,250	450,000	0.33%

Michelle Seibel
4535 W. Sahara Ave, Suite 200,
Las Vegas, NV 89102	60,000	250,000	2,060,000	1.52%

Officers, Directors and Affiliates as a group (5 individuals)	20,229,155	6,606,250	73,079,155	53.75%
*Series A Preferred Shares are convertible to Common 8 for 1 and are voting before conversion.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The Company is provided office equipment and space by the chief executive officer and majority shareholder. The replacement value of office equipment is approximately $24,000 per year and the space currently consists of approximately 1,500 square feet.

PART IV

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The Audit Committee has adopted a policy regarding the retention of the independent auditors that requires pre-approval of all services by the Audit Committee or the Chairman of the Audit Committee. When services are pre-approved by the Chairman of the Audit Committee, notice of such approvals is given simultaneously to the other members of the Audit Committee.

The Audit Committee has reviewed and discussed the fees paid to Donahue Associates, LLC for the reports covering fiscal 2009 and 2010 for audit, audit-related, tax and other services.

The Audit Committee has reviewed and discussed the audited financial statements with the Company’s management; and discussed with Donahue Associates, LLC, independent auditors for the Company, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

The aggregate fees billed for the fiscal years ended September 30, 2009 and September 30, 2010 for professional services rendered by Donahue Associates, LLC for the audit of the Company’s financial statements were $9,700 for fiscal 2009 and $10,700 for audit and quarterly review of interim financial statements filed on Form 10-Q, respectively, during fiscal 2010.

Audit-Related Fees

Donahue Associates, LLC did not bill us for any assurance or related services that were related to the performance of the audit of the financial statements.

Tax Fees

Donahue Associates, LLC has provided professional services for tax compliance, tax advice and tax planning in the amount of $450 during fiscal 2010.

Other Fees

No other fees were paid to Donahue Associates, LLC.

ITEM 15. EXHIBITS

(A) EXHIBITS

14.1	Code of Ethics for Chief Executive Officer and Senior Financial Officers*

23.1	Consent of Geological Support Services, LLC

31.1	Certification Pursuant to Section 302 of the Sarbanes Oxley Act of 2002

32.1	Certification Pursuant to Section 906 of the Sarbanes Oxley Act of 2002

* Previously filed on Form 10-KSB, November 26, 2004

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Company has duly caused this amended report to be signed on its behalf by the undersigned, thereunto duly authorized.

USCORP.

Dated: April 8, 2011	By:	/s/ Robert Dultz
Robert Dultz
President, Chairman, CEO and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Annual Report has been signed below by the following persons on behalf of the Company and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Robert Dultz	President, Chairman and CEO	April 8, 2011
Robert Dultz	and acting Chief Financial Officer

/s/ Spencer Eubank	Secretary-Treasurer	April 8, 2011
Spencer Eubank	and Director

/s/ Carl O’Baugh	Director	April 8, 2011
Carl O’Baugh

/s/ B. Keith Simerson	Director	April 8, 2011
B. Keith Simerson

/s/ Michelle Seibel	Director	April 8, 2011
Michelle Seibel

Exhibit 23.1

CONSENT OF GEOLOGICAL SUPPORT SERVICES, LLC

CONSENT OF GEOLOGICAL SUPPORT SERVICES, LLC

We hereby consent to the incorporation by reference of any reports concerning reserves and other analyses performed by us in our capacity as an independent consultant to USCorp (the “Company”), which are set forth in the Company’s Annual Report on Form 10-K/A and for the year ended September 30, 2010 and any registration statements or prospectuses to be filed in connection with the sale or resale from time to time of securities of the Company, or amendments or supplements thereto; and in any amendment to any registration statements or prospectuses.

We also consent to the reference to us under the headings “Consultants” and “Experts” in any of the aforementioned documents.

GEOLOGICAL SUPPORT SERVICES, LLC

/S/ Robert Cameron
Name: Robert Cameron
Title: President

EXHIBIT 31.1
CERTIFICATIONS

I, Robert Dultz, certify that:

1.	I have reviewed this Annual Report on Form 10-K/A of USCorp;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

(d)
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of The registrant’s board of directors (or persons performing the equivalent function);

(a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: April 22, 2011	By:	/s/ Robert Dultz
Robert Dultz, President
Chief Executive Officer and Acting Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF ACTING CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Report of USCorp (the “Company”) on Form 10-K/A for the period ending September 30, 2010 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Robert Dultz, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Robert Dultz
Robert Dultz, President
Chief Executive Officer and Acting Chief Financial Officer

Date: April 22, 2011

Exhibit 3.1

April 22, 2011

USCorp Articles of Incorporation As Amended

ROSS MILLER Secretary of State 204 North Carson Street, Ste 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1.	Name of corporation:
	USCORP	C4319-89

2.	The articles have been amended as follows (provide article numbers, if available):
ARTICLE IV
Shares
The amount of the authorized common stock of this corporation shall be eight hundred million (800,000,000) shares in two series, designated Series A and Series B. Series A shall have a par value of $.01 per share, all of which shall be entitled to voting power, one vote per share. Shareholders shall not have preemptive rights nor be entitled to cumulative voting in connection with the shares of the Corporation’s common stock. The total number of Series A common Stock shares which the Corporation shall have authority to issue shall be …(Continued on next page)…

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the* articles of incorporation have voted in favor of the amendment is: greater than fifty-one percent (51%).

4. Effective date of filing (optional):	September 28, 2009
(must not be later than 90 days after the certificate is filed)

5. Officer Signature (Required):	/s/ Spencer Eubank
* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.385 Amend 2007 Revised on: 01/01/07

USCorp Amendment to Articles of Incorporation	page 2

Five Hundred Fifty Million shares (550,000,000).

Series B Common Stock shall have a par value of $0.001 per share all of which shall not be entitled to voting power. Shareholders shall not have preemptive rights nor be entitled to any voting rights in connection with the shares of the Corporation’s Common Stock. Additional terms, conditions and character of those Series B Common Stock shares shall be fixed by the Board of Directors of the Corporation prior to the time any of such Series B Common Stock shares are issued by the Corporation. The total number of Series B Common Stock which the Corporation shall have authority to issue shall be Two Hundred Fifty Million shares (250,000,000).

The amount of the total authorized preferred stock of this Corporation shall be Eighty Million shares (80,000,000) in two series designated Series A and Series B.

Series A Preferred Stock shall be Voting Convertible Preferred shares and shall have a par value of $0.001 per share. Each share shall be convertible to eight (8) shares of Series A Common Stock with voting power, one (1) vote per share of Series A Common Stock. The terms, conditions and character of these Series A Preferred Stock shares shall be fixed by the Board of Directors of the Corporation prior to the time any of such Series A Preferred Stock shares are issued by the Corporation. The total number of Series A Preferred Stock which the Corporation shall have authority to issue shall be Thirty Million (30,000,000) shares.

Series B Preferred Stock shall be Non-Voting Convertible Preferred with a par value of $0.001 per share. The terms, conditions and character of these Series B Preferred Stock shares shall be fixed by the Board of Directors of the Corporation prior to the time any of such Series B Preferred Stock shares are issued by the Corporation. The total number of Series B Preferred Stock shares which the Corporation is authorized to issue shall be Fifty Million (50,000,000) shares.

Exhibit 3.2

April 22, 2011

USCorp Bylaws

IN A MEETING OF STOCKHOLDERS ON JANUARY 14, 2002
APPROVED BYLAWS OF
USCORP
(A NEVADA CORPORATION)

ARTICLE I
MEETING OF THE STOCKHOLDERS

SECTION 1.

The annual meeting of the stockholders of the company shall be held at its principal headquarters on the last day of January in each year, if not a legal holiday, then on the next succeeding day not a legal holiday, or at a location and time as designated by the Board of Directors evidenced by their notice of meeting, for the purpose of electing directors of the company to serve during the ensuing year and for the transaction of such other business as may be brought before the meeting.

At least five days written notice specifying the time and place, when and where, the annual meeting shall be convened, shall be mailed in a United States Post Office addressed to each of the stockholders of record at the time of issuing the notice at his or her, or its, address last known, as the same appears on the books of the company.

Nevertheless, a failure to give such notice, or any irregularity in such notice, shall not affect the validity of annual meetings or any of the proceedings had at such meeting, and in such event these Bylaws shall be, and shall be deemed to be, sufficient notice of such meeting without requirement of further notice.

SECTION 2.

Special meetings of the stockholders may be held at the office of the company in the State of Nevada, or elsewhere, whenever called by the President, or by the Board of Directors, or by vote, or by an instrument in writing signed by the holders of 51% of the issued and outstanding capital stock of the company. At least ten days written notice of such meeting, specifying the day and hour and place, when and where such meeting shall be convened, and the objects for calling the same, shall be mailed in the United States Post Office, addressed to each of the stockholders of record at the time of issuing the notice, at his or her or its address last known, as the same appears on the books of the company.  If stockholders representing 51% of the issued and outstanding common voting stock of the company shall waive notice of special meeting, no notice of such meeting shall be required, and whenever the stockholders shall meet in person or by proxy, such meeting shall be valid for all purposes without call or notice and at such meeting any corporate action may be taken.

The written certificate of the officer or officers calling any special meeting setting forth the substance of the notice, and the time and place of the mailing of the same to the several stockholders, and the respective addresses to which the same were mailed, shall be prima facie evidence of the manner and fact of the calling and giving such notice.

If the address of any stockholder does not appear upon the books of the company it will be sufficient to address any notice to such stockholder at Las Vegas, Nevada.

SECTION 3.

All business lawful to be transacted by the stockholders of the company may be transacted at any special meeting or at any adjournment thereof.  Only such business, however, shall be acted upon at special meeting of the stockholders as shall have been referred to in the notice calling such meetings, but at any stockholders’ meeting at which a simple majority of all the outstanding capital stock of the company is represented, either in person or by proxy, any lawful business may be transacted, and such meeting shall be valid for all purposes.

SECTION 4.

At all stockholders’ meetings the holders of Fifty-one percent (51%) in the amount of the entire issued and outstanding capital stock of the company, shall constitute a quorum for all the purposes of such meetings.

If the holders of the amount of stock necessary to constitute a quorum shall fail to attend, in person or by proxy, at the time and place fixed by these Bylaws for any annual meeting, or fixed by a notice as above provided for a special meeting, a majority in interest of the stockholders present in person or by proxy may adjourn from time to time without notice other than by announcement at the meeting, until holders of the amount of stock requisite to constitute a quorum shall attend.  At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted as originally called.

SECTION 5.

At each meeting of the stockholders every stockholder shall be entitled to vote in person or by his duly authorized proxy appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney. Each stockholder shall have one vote for each share of stock standing registered in his or her or its name on the books of the corporation, ten days preceding the day of such meeting.  The votes for directors, and upon demand by any stockholder, the votes upon any question before meeting, shall be by viva voce.

At each meeting of the stockholders, a full, true and complete list, in alphabetical order, of all the stockholders entitled to vote at such meeting, and indicating the number of shares held by each, certified by the Secretary of the company, shall be furnished, which list shall be prepared at least ten days before such meeting, and shall be open to the inspection of the stockholders, or their agents or proxies, at the place where such meeting is to be held , and for ten days prior thereto.  Only the persons in whose names shares of stock are registered on the books of the company for ten days preceding the date of such meeting, as evidenced by the list of stockholders so furnished, shall be entitled to vote at such meeting.  Proxies and powers of attorney to vote must be filed with the Secretary of the company before an election or a meeting of the stockholders, or they cannot be used at such election or meeting.

At each meeting of the stockholders any stockholder that is not represented in person or by his duly authorized proxy appointed by instrument in writing subscribed by such stockholder or by his duly authorized attorney, shall be deemed to have granted proxy to the Board of Directors to vote his or her or its shares regarding the matters before such meeting.

SECTION 6.

At each meeting of the stockholders the polls shall be opened and closed; the proxies and ballots issued, received, and be taken charge of, for the purpose of the meeting, and all questions touching the qualifications of voters and the validity of proxies, and the acceptance or rejection of votes, shall be decided by two inspectors.  Such inspectors shall be appointed at the meeting by the presiding officer of the meeting.

SECTION 7.

At the stockholders’ meetings, the regular order of business shall be as follows:

1. Reading and approval of the Minutes of previous meeting or meetings;
2. Reports of the Board of Directors, the President, Treasurer and Secretary of the company in the order named;
3. Reports of Committee;
4. Election of Directors;
5. Unfinished business;
6. New business;
7. Adjournment.

ARTICLE II
DIRECTORS AND THEIR MEETINGS

SECTION 1.

The Board of Directors of the company shall consist of 1 to 15 persons who shall be chosen by the stockholders annually, at the annual meeting of the company, and who shall hold office for one year, and until their successors are elected and qualify.

SECTION 2.

When any vacancy occurs among the Directors by death, resignation, disqualification, or other cause, the stockholders, at any regular or special meeting, or at any adjourned meeting thereof, or the remaining Directors, by the affirmative vote of a majority thereof, shall elect a successor to hold office for the unexpired portion of the term of the Director whose place shall have become vacant and until his successor shall have been elected and shall qualify.

SECTION 3.

Meeting of the Directors may be held at the principal office of the company in the State of Nevada, or elsewhere, at such place or places as the Board of Directors may, from time to time, determine.

SECTION 4.

Without notice or call, the Board of Directors shall hold its first annual meeting for the year immediately after the annual meeting of the stockholders or immediately after the election of Directors at such annual meeting.  Regular meetings of the Board of Directors shall be held in its principal headquarters the last day of January in each year, if not a legal holiday, and if a legal holiday, then on the next succeeding day not a legal holiday, or at a location and time as designated by the Board of Directors.  Notice of such regular meetings shall be mailed to each Director by the Secretary at least five days previous to the day fixed for such meetings, but no regular meeting shall be held void or invalid if such notice is not given, provided the meeting is held at the time and place fixed by these Bylaws for holding such regular meetings.  Special meetings of the Board of Directors may be held on the call of the President or Secretary on at least  five days notice by mail to Directors.  Any meeting of the Board, no matter where held, at which all of the members shall be present, even though without or of which notice shall have been waived by all absentees, provided a quorum shall be present, shall be valid for all purposes unless otherwise indicated in the notice calling the meeting or in the waiver of notice. Any and all business may be transacted by any meeting of the Board of Directors, either regular or special.

SECTION 5.

A majority of the Board of Directors in office shall constitute a quorum for the transaction of business, but if at any meeting of the Board there be less that a quorum present, a majority of those present may adjourn form time to time, until a quorum shall be present, and no notice of such adjournment shall be required.  The Board of Directors may prescribe rules not in conflict with these Bylaws for the conduct of its business; provided, however, that in the fixing of salaries of the officers of the corporation, the unanimous action of all of the Directors shall be required.

SECTION 6.

A Director need not be a stockholder or employee of the corporation.

SECTION 7.

The Board of Directors shall make a report to the stockholders at annual meetings of the stockholders of the condition  of the company, and shall, upon request, furnish each of the stockholders with a true copy thereof.  The Board of Directors in its discretion may submit any contract or act for approval or ratification at any annual meeting of the stockholders called for the purpose of considering any such contract or act, which, if approved, or ratified by the vote of the holders of a majority of the capital stock of the company represented in person or by proxy at such meeting, provided that a lawful quorum of stockholders be there represented in person or by proxy, shall be valid and binding upon the corporation and upon all the stockholders thereof, as if it had been approved or ratified by every stockholder of the corporation.

SECTION 8.

The Board of Directors may, by resolution passed by a majority of the whole Board, designate an Executive Committee.  This Committee shall consist of two or more members besides the Chairman of the company, who by virtue of his office, shall be a member and the chairman thereof.  The Committee shall in the interim between the meetings of the Board, exercise all powers of that body in accordance with the general policy of the corporation and under the direction of the Board of Directors.  It shall also attend to and supervise all the financial operations of the company, and shall examine and audit all the accounts of the company at the close of each fiscal year, and at such other times as it may deem necessary.  The Secretary of the company shall be the Secretary of the Committee and shall attend its meetings, and its meetings shall be held on the call of the President.  All members of the Committee must be given at least two days notice of meetings either by mail or telegraph or by personal communication, either over the telephone or otherwise.  A majority of the members of the Committee shall constitute a quorum. The Committee shall keep due records of all meetings and actions of the Committee, and such records shall at all times be open to the inspection of the Director.

SECTION 9.

The Board of Directors is invested with the complete and unrestrained authority in the management of all the affairs of the company, and is authorized to exercise for such purpose as the General Agent of the company, its entire company authority.

SECTION 10.

The regular order of business at meetings of the Board of Directors shall be as follows:

1.  Reading and approval of the minutes of any previous meeting or meetings;
2.  Reports of officers and committeemen;
3.  Election of officers;
4.  Unfinished business;
5.  New business;
6.  Adjournment.

ARTICLE III
OFFICERS AND THEIR DUTIES

SECTION 1.

The Board of Directors, at its first meeting after the annual meeting of stockholders, shall elect a President, a Vice President, a Secretary and a Treasurer, to hold office for one year next coming, and until their successors are elected and qualify.  The President and Vice President shall be members of the Board of Directors.  The Treasurer and Secretary need not be Directors; the offices of the Secretary and Treasurer may be held by one person. Any vacancy in any said offices may be filled by the Board of Directors.

The Board of Directors may form time to time, by resolution, appoint such additional Vice Presidents and additional Assistant Secretaries, Assistant Treasurer and Transfer Agents of the company as it may deem advisable; prescribe their duties, and fix their compensation, and all such appointed officers shall be subject to removal at any time by the Board of Directors.  All officers, agents and factors of the company shall be chosen and appointed in such manner and shall hold their office for such terms as the Board of Directors may by resolution prescribe.

SECTION 2.

The Chairman shall be the executive officer of the company and shall have the supervision and, subject to the control of the Board of Directors, the direction of the company’s affairs, with full power to execute all resolutions and orders of the Board of Directors not especially entrusted to some other officer of the company.  He shall be a member of the Executive Committee, and the Chairman thereof; he shall preside at all meetings of the Board of Directors, and at all meetings of the stockholders, and shall sign the Certificate of Stock issued by the company, and shall perform such other duties as shall be prescribed by the Board of Directors. At any time the Chairman may delegate any of his powers or duties to any member of the Board of Directors by notifying the Board of Directors in writing of the powers and duties he is thereby delegating, the individual to whom they are delegated and the duration of such delegation.

SECTION 3.

The Chairman shall be vested with all the powers and perform all the duties of the President in his absence or inability to act, including the signing of the Certificates of Stock issued by the company, and he shall so perform such other duties as shall be prescribed by the Board of Directors.

SECTION 4.

The Treasurer shall have the custody of all the funds and securities of the company.  When necessary or proper he shall endorse on behalf of the company for collection checks, notes, and other obligations; he shall deposit all moneys to the credit of the company in such bank or banks or other depository as the Board of Directors may designate; he shall sign all receipts and vouchers for payments made by the company, except as herein otherwise provided; he shall jointly with such other officer as shall be designated by these Bylaws, sign all checks made by the company, and shall pay out and dispose of the same under the direction of the Board of Directors.  He shall sign with the Chairman or President all bills or exchange and promissory notes of the company; he shall also have the care and custody of the stocks, bonds, certificates, vouchers, evidences of debts, securities, and such other property belonging to the company as the Board of Directors shall designate; he shall sign all papers required by-law or by those Bylaws or the Board of Directors to be signed by the Treasurer.  Whenever required by the Board of Directors, he shall render a statement of his cash account; he shall enter regularly in the books of the company to be kept by him for the purpose, full and accurate accounts of all moneys received and paid by him on account of the company.  He shall at all reasonable times exhibit the books of account to any Directors of the company during business hours, and he shall perform all acts incident to the position of Treasurer subject to the control of the Board of Directors.

The Treasurer shall, if required by the Board of Directors, give bond to the company conditioned for the faithful performance of all his duties as Treasurer in such sum, and with such security as shall be approved by the Board of Directors, the expense of such bond to be borne by the company.

SECTION 5.

The Board of Directors may appoint an Assistant treasurer who shall have such powers and perform such duties as may be prescribed for him by the Treasurer of the company or by the Board of Directors, and the Board of Directors may require the Assistant Treasurer to give bond to the company in such sum and with such security as it shall approve, and conditioned for the faithful performance of his duties as Assistant Treasurer, the expense of such bond to be borne by the company.

SECTION 6.

The Secretary shall keep the Minutes of the Board of Directors and the Minutes of all meetings of the stockholders and of the Executive Committee in books provided for that purpose.  He shall attend the giving and serving of all notices of the company; he may sign with the President or Chairman, in the name of the company, all contracts authorized by the Board of Directors or Executive Committee; he shall affix the corporate seal of the company thereto when so authorized by the Board of Directors or Executive Committee; he shall have the custody of the corporate books and records of the company; he shall affix the corporate seal to all certificates of stock duly issued by the company; he shall have charge of the stock Certificate Books, Transfer Books and Stock Ledgers, and such other books and papers as the Board of Directors or the Executive Committee may direct, all of which shall at all reasonable times be open to the examination of any Director upon application at the office of the company during business hours, and shall, in general, perform all the duties incident to the office of Secretary.

SECTION 7.

The Board of Directors may appoint an Assistant Secretary who shall have such powers and perform such duties as may be prescribed for him by the Secretary of the company or by the Board of Directors.

SECTION 8.

Unless otherwise ordered by the Board of Directors, the Chairman and the President shall have full power and authority in behalf of the company to attend and to act and to vote at any meetings of the stockholders of any corporation in which the company may hold stock, and at any such meetings, shall possess and may exercise any and all rights and powers incident to the ownership of such stock, and which as the new owner thereof, the company might have possessed and exercised if present.  The Board of Directors, by resolution, from time to time, may confer like powers on any person or persons in place of the President to represent the company for the purposes in this section mentioned.

ARTICLE IV
CAPITAL STOCK

SECTION 1.

The capital stock of the company shall be issued in such manner and at such times and upon such conditions as shall be prescribed by the Board of Directors.

SECTION 2.

Ownership of stock in the company shall be evidenced by certificates of stock in such forms as shall be prescribed by the Board of Directors, and shall be under the seal of the company and signed by the President or the Chairman and also by the Secretary or by an Assistant Secretary.

All certificates shall be consecutively numbered; the name of the person owing the shares represented thereby with the number of such shares and the date of issue shall be entered on the company’s books. No certificates shall be valid unless it is signed by the President or Chairman and by the Secretary or Assistant Secretary.  All certificates surrendered to the company shall be canceled and no new certificate shall be issued until the former certificate for the same number of shares shall have been surrendered or canceled.

SECTION 3.

No transfer of stock shall be valid as against the company except on surrender and cancellation of the certificate thereof, accompanied by and assignment or transfer by the owner therefor, made either in person or under assignment, a new certificate shall be issued therefor.  Whenever any transfer shall be expressed as made for collateral security and not absolutely, the same shall be so expressed in the entry of said transfer on the books of the company.

SECTION 4.

The Board of Directors shall have power and authority to make all such rules and regulations not inconsistent herewith as it may deem expedient concerning the issue, transfer and registration of certificates for shares of the capital stock of the company.  The Board of Directors may appoint a transfer agent and a registrar of transfers and may require all stock certificates to bear the signature of such transfer agent and such registrar of transfer.

SECTION 5.

The Stock Transfer Books shall be closed for all meetings of the stockholders for the period of ten days prior to such meetings and shall be closed for the payment of dividends during such periods as from time to time may be fixed by the Board of Directors, and during such periods no stock shall be transferable.

SECTION 6.

Any person or persons applying for a certificate of stock in lieu of one alleged to have been lost or destroyed, shall make affidavit or affirmation of the fact, and shall deposit with the company an affidavit.  Whereupon, at the end of six months after the deposits of said affidavit and upon such person or persons giving Bond of Indemnity to the company with surety to be approved by the Board of Directors by simple majority vote in double the current value of the stock against any damage, loss or inconvenience to the company, which may or can arise in consequence of a new or duplicate certificate being issued in lieu of the one lost or missing, the Board of Directors may cause to be issued to such persons or person a new certificate, or a duplicate of the certificate so lost or destroyed.  The Board of Directors may, in its discretion, refuse to issue such new or duplicate certificate save upon the order of some court having jurisdiction in such matter, anything herein to the contrary notwithstanding. The Board of Directors may choose to waive any of the above Article IV Section 6 requirements from time to time as it sees fit.

ARTICLE V
OFFICES AND BOOKS

SECTION 1.

The principal office of the corporation in Nevada shall be at Agent of Records address, Nevada, and the company may have a principal office in any other state or territory as the Board of Directors may designate.

SECTION 2.

The Stock and Transfer Books of the company shall be kept at its transfer  agent’s office, for the inspection of all who are authorized or have the right to see the same, and for the transfer of stock.  All other books of the company shall be kept at such places as may be prescribed by the Board of Directors.

A copy of the Bylaws, duplicate Stock Ledger, and Articles of Incorporation of the company shall be kept at its principal headquarters in the State of Nevada, and shall be subject to the inspection of any of the stockholders at its annual shareholders meeting if requested.

ARTICLE VI
MISCELLANEOUS

SECTION 1.

The Board of Directors shall have power to reserve over and above the capital stock paid in, such an amount in its discretion as it may deem advisable to fix as a reserve fund, and may, from time to time, declare dividends from the accumulated profits of the company in excess of the amounts so reserved, and pay the same to the stockholders of the company, and may also, if it deems the same advisable, declare stock dividends of the unissued capital stock of the company.

SECTION 2.

No agreement, contract or obligation (other than checks in payment of indebtedness incurred by authority of the Board of Directors) involving the payment of moneys or the credit of the company for more than Ten Thousand Dollars, shall be made without the authority of the Board of Directors, or the Executive Committee acting as such.

SECTION 3.

Unless otherwise ordered by the Board of Directors, all agreements and contracts shall be signed by the President and the Secretary in the name and on behalf of the company, and shall have the corporate seal thereto attached.

SECTION 4.

All moneys of the corporation shall be deposited when and as received by the Treasurer in such bank or banks or other depository as may from time to time be designated by the Board of Directors, and such deposits shall be made in the name of the company.

SECTION 5.

No note, draft, acceptance, endorsement or other evidence of indebtedness against the company shall be entered into unless the same shall be signed by the Chairman or the President, and attested by the Secretary or an Assistant Secretary, or signed by the Treasurer or an Assistant Treasurer, and counter-signed by the president, Vice-President, or Secretary except that the Treasurer or an Assistant Treasurer may, without countersignature, sign payroll checks and make endorsements for deposit to the credit of the company in all its duly authorized depositories.

SECTION 6.

No loan or advance of money shall be made by the company to any stockholder or officer therein, unless the Board of Directors shall otherwise authorize.

SECTION 7.

No director or executive officer of the company shall be entitled to any salary or compensation for any services performed for the company, unless such salary or compensation shall be fixed by resolution of the Board of Directors, adopted by the unanimous vote of all the Directors voting in favor thereof.

SECTION 8.

The Directors shall have power to authorize and cause to be executed, mortgages and liens without limit as to amount upon property and franchise of this corporation, and pursuant to the affirmative vote, either in person or by proxy, of the holders of a majority of the capital stock issued and outstanding; the Directors shall not have authority to dispose in any manner of the whole property of this corporation except under the conditions expressly set forth in Article II, Section 10 of these Bylaws.

SECTION 10.

The company shall have a corporate seal, the design thereof being as follows:

SEAL AFFIXED

ARTICLE VII
AMENDMENT OF BYLAWS

SECTION 1.

Amendments and changes of these Bylaws may be proposed at any regular or special meeting of the Board of Directors by a vote of not less than all of the entire Board, and shall become effective by a vote of, or a consent in writing signed by, the holders of not less than 51% of the issued and outstanding capital stock.

KNOW ALL MEN BY THESE PRESENT: That we, the undersigned, being the Officers and Directors representing the shareholders of USCORP, a Nevada corporation, do hereby consent the foregoing Bylaws and adopt the same as and for the Bylaws of said corporation.

IN WITNESS WHEREOF, we have hereunto set our hands this 14th day of January, 2002

/s/ Larry Dietz
Larry Dietz, President

Exhibit 21.1

April 22, 2011

LIST OF SUBSIDIARIES

The subsidiaries of USCorp are:
1.	USMetals, Inc. a Nevada Corporation, a wholly owned subsidiary.
2.	Southwest Resource Development, Inc. a Nevada Corporation, a wholly owned subsidiary.

Exhibit 23.1

April 22, 2011

CONSENT OF INDEPENDENT AUDITORS

As an Independent Certified Public Accountant, I consent to the use, in this Annual Report on Form 10-K/A, of my report, dated April 22, 2011 of USCorp. for the fiscal year ending September 30, 2010 and the related consolidated statements of income and changes in stockholders' equity, and cash flows for the period ending September 30, 2010.

Sincerely,

/s/ Brian Donahue
Donahue Associates
CPA
An Accountancy Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q/A

QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended: December 31, 2010
or

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from: ______________ to ______________

USCORP
(Exact name of registrant as specified in its charter)

Nevada	000-19061	87-0403330
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
of Incorporation)	File Number)	Identification No.)

4535 W. Sahara Avenue, Suite 200, Las Vegas, NV 89102
(Address of Principal Executive Office) (Zip Code)

(702) 933-4034
(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of December 31, 2010.
153,819,222 shares of Common Class A Stock and 5,060,500 shares of Common Class B Stock were issued and outstanding.

Explanatory Note

We are filing this amended Form 10-Q in response to certain comments the Company received from the U.S. Securities and Exchange Commission on March 1, 2011.

USCORP
TABLE OF CONTENTS

PART I — FINANCIAL INFORMATION	3

Item 1. Financial Statements

Consolidated Balance Sheet as of December 31, 2010 and December 31, 2009 (unaudited)	3

Consolidated Statements of Operations for the Three Months and Quarter Ended December 31, 2010 and December 31, 2009 and from Inception, May 1989 through December 31, 2010 (unaudited)	4

Consolidated Statements of Cash Flows for the Three Months Ended December 31, 2010 and December 31, 2009 and from Inception, May 1989 through December 31, 2010 (unaudited)	5

Consolidated Statements of Changes in Shareholders’ Equity from Inception, May 1989 through December 31, 2010	6

Notes to Consolidated Financial Statements (unaudited)	11

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations	17

Item 3. Quantitative and Qualitative Disclosures About Market Risk	19

Item 4T. Controls and Procedures	19

PART II — OTHER INFORMATION	20

Item 1. Legal Proceedings	20

Item 1A. Risk Factors	20

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds	20

Item 3. Defaults Upon Senior Securities	20

Item 4. Submission of Matters to a Vote of Security Holders	20

Item 5. Other Information	20

PART I. FINANCIAL INFORMATION
USCorp
(an Exploration Stage Company)
Balance Sheet
As of December 31, 2010 and September 30, 2010

	Unaudited
	31-Dec-10	30-Sep-10
ASSETS

Current assets:
Cash	$390,460	$354,019
Total current assets	$390,460	$354,019

Other assets:
Equipment- net	100	376

Total assets	$390,560	$354,395

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Accounts payable & accrued expenses	$14,707	$25,298
Gold bullion loan	3,245,135	3,016,841
Convertible debenture payable	700,000	700,000
Subscriptions payable	0	0
Total current liabilities	$3,959,842	$3,742,139

Due to officer	27,114	40,170

Shareholders' equity:
Series A preferred stock, one share convertible to eight shares of common; par value $0.001, 10,000,000 shares authorized, 5,056,250 shares issued and outstanding at September 30, 2010 and 4,056,250 at December 31, 2010	4,304	5,365
Series B preferred stock, one share convertible to two shares of common; 10% cumulative stated dividend, stated value $0.50, 50,000,000 shares authorized, 141,687 outstanding at September 30, 2010 and December 31, 2010, stated value; $0.50	63,498	63,498
Common stock B: $.001 par value, authorized 250,000,000 shares, issued and outstanding, 5,000,000 shares at September 30, 2010 and 5,060,500 at December 31, 2010	5,060	5,060
Common stock A: $.01 par value, authorized 550,000,000 shares authorized, issued and outstanding, 135,955,389 shares at September 30, 2010 and 153,819,222 at December 31, 2010	$1,538,193	$1,359,555
Additional paid in capital	12,978,748	12,870,994
Accumulated deficit - exploration stage	(18,186,199)	(17,732,386)
Total shareholders' deficit	(3,669,258)	(3,501,837)

Total Liabilities & Shareholders' Deficit	$390,560	$354,395

See the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Statements of Operations
For the Quarters Ended December 31, 2010 and December 31, 2009
and from Inception, May 1989 through December 31, 2010

	Unaudited	Unaudited	Inception
	31-Dec-10	31-Dec-09	to Date
General and administrative expenses:
Consulting	$158,722	$64,109	$7,556,625
Administration	58,763	49,941	6,296,397
License expense	0	0	247,559
Professional fees	8,034	6,883	722,167
Total general & administrative expenses	225,519	120,933	14,822,748

Net loss from operations	$(225,519)	$(120,933)	$(14,822,748)

Other income (expenses):
Interest income	0	0	7,908
Interest expense	0	(35,006)	(1,048,562)
Gain (loss) on unhedged derivative	(228,294)	(336,094)	(2,322,797)

Net loss before provision for income taxes	$(453,813)	$(492,033)	$(18,186,199)

Provision for income taxes	0	0	0

Net loss	$(453,813)	$(492,033)	$(18,186,199)

Basic & fully diluted net loss per common share	$(0.00)	$(0.01)

Weighted average of common shares outstanding:
Basic & fully diluted	144,875,885	76,043,451

See the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Statements of Cash Flows
For the Quarters Ended December 31, 2010 and December 31, 2009
and from Inception, May 1989 through December 31, 2010

	Unaudited	Unaudited	Inception
	31-Dec-10	31-Dec-09	to Date
Operating Activities:
Net loss	$(453,813)	$(492,033)	$(18,186,199)
Adjustments to reconcile net income items not requiring the use of cash:
Consulting fees	53,512	7,159	4,940,975
Depreciation expense	276	277	17,455
Interest expense	0	35,006	984,989
Impairment expense	0	0	3,049,465
Loss on unhedged underlying derivative	228,294	336,094	2,322,797
Changes in other operating assets and liabilities :
Accounts payable and accrued expenses	(10,591)	0	14,707
Net cash used by operations	$(182,322)	$(113,497)	$(6,855,811)

Investing activities:
Purchase of office equipment	$0	$0	$(17,555)
Net cash used by investing activities	0	0	(17,555)

Financing activities:
Issuance of common stock	$232,880	$105,780	$5,458,825
Issuance of preferred stock	0	0	68,863
Issuance of common B stock	0	0	5,060
Issuance of gold bullion note	0	0	648,282
Capital contributed by shareholder	0	0	356,743
Subscriptions received (transferred to common stock)	(1,061)	11,470	(1,061)
Issuance of convertible notes	0	0	700,000
Advances received (paid) shareholder	(13,056)	8,656	27,114
Net cash provided by financing activities	218,763	125,906	7,263,826

Net increase (decrease) in cash during the period	$36,441	$12,409	$390,460

Cash balance at beginning of the fiscal year	354,019	18,527	0

Cash balance at December 31st	$390,460	$30,936	$390,460

Supplemental disclosures of cash flow information:
Interest paid during the year	$0	$0	$0
Income taxes paid during the year	$0	$0	$0

See the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Inception	0	$0	$0	$0	$0

Issuance of common stock	84,688	847	1,185,153		1,186,000	$0.07

Net income fiscal 1990				520,000	520,000

Balance at September 30, 1990-unaudited	84,688	$847	$1,185,153	$520,000	$1,706,000

Net income fiscal 1991				1,108,000	1,108,000

Balance at September 30, 1991-unaudited	84,688	$847	$1,185,153	$1,628,000	$2,814,000

Issuance of common stock	472	5	32,411		32,416	$0.22

Net income fiscal 1992				466,000	466,000

Balance at September 30, 1992-unaudited	85,160	$852	$1,217,564	$2,094,000	$3,312,416

Net loss fiscal 1993				(3,116,767)	(3,116,767)

Balance at September 30, 1993-unaudited	85,160	$852	$1,217,564	$(1,022,767)	$195,649

Net loss fiscal 1994				(63,388)	(63,388)

Balance at September 30, 1994-unaudited	85,160	$852	$1,217,564	$(1,086,155)	$132,261

Net income fiscal 1995				(132,261)	(132,261)

Balance at September 30, 1995-unaudited	85,160	$852	$1,217,564	$(1,218,416)	$0

Net loss fiscal 1996				0	0

Balance at September 30, 1996-unaudited	85,160	$852	$1,217,564	$(1,218,416)	$0

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Stock issued for mining claim	150,000	1,500	598,500		600,000	$0.20

Issuance of common stock	50,000	500	59,874		60,374	$0.06

Stock issued for services	14,878	149	29,608		29,757	$0.10

Net loss fiscal 1997				(90,131)	(90,131)

Balance at September 30, 1997-unaudited	300,038	$3,001	$1,905,546	$(1,308,547)	$600,000

Capital contributed by shareholder			58,668		58,668

Net loss fiscal 1998				(58,668)	(58,668)

Balance at September 30, 1998-unaudited	300,038	$3,001	$1,964,214	$(1,367,215)	$600,000

Capital contributed by shareholder			28,654		28,654

Net income fiscal 1999				(26,705)	(26,705)

Balance at September 30, 1999-unaudited	300,038	$3,001	$1,992,868	$(1,393,920)	$601,949

Capital contributed by shareholder			22,750		22,750

Net loss fiscal 2000				(624,699)	(624,699)

Balance at September 30, 2000-unaudited	300,038	$3,001	$2,015,618	$(2,018,619)	$0

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	103,535	1,035	611,943		612,978	$0.15

Issued stock for compensation	50,000	500	19,571		20,071	$0.04

Capital contributed by shareholder			21,719		21,719

Net loss fiscal 2001				(654,768)	(654,768)

Balance at September 30, 2001-unaudited	453,573	$4,536	$2,668,851	$(2,673,387)	$0

Issued stock to purchase mining claim	24,200,000	242,000	2,207,466		2,449,466	$0.10

Issued shares to employees	267,500	2,675	(2,675)		0

Capital contributed by shareholders			143,480		143,480

Net loss for the fiscal year				(2,591,671)	(2,591,671)

Balance at September 30, 2002-unaudited	24,921,073	$249,211	$5,017,122	$(5,265,058)	$1,275

Issued stock for services	872,000	8,720	264,064		272,784	$0.31

Beneficial conversion feature			3,767		3,767

Capital contributed by shareholders			81,472		81,472

Net loss for the fiscal year				(865,287)	(865,287)

Balance at September 30, 2003	25,793,073	$257,931	$5,366,425	$(6,130,345)	$(505,989)

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	550,000	5,500	206,500		212,000	$0.39

Issued stock to pay bills	1,069,945	10,699	460,077		470,776	$0.44

Issued stock for services	2,118,444	21,184	652,714		673,898	$0.32

Net loss for the fiscal year				(964,108)	(964,108)

Balance at September 30, 2004	29,531,462	$295,314	$6,685,716	$(7,094,453)	$(113,423)

Issuance of common stock	150,000	1,500	46,500		48,000	$0.32

Issued stock for services	2,840,000	28,400	331,600		360,000	$0.13

Issued stock to pay debt	400,000	4,000	50,000		54,000	$0.14

Issuance of warrants			1,817		1,817

Net loss for the fiscal year				(628,337)	(628,337)

Balance at September 30, 2005	32,921,462	$329,214	$7,115,633	$(7,722,790)	$(277,943)

Issued stock for services	885,000	8,850	70,800		79,650	$0.09

Net loss for the period				(837,551)	(837,551)

Balance at September 30, 2006	33,806,462	$338,064	$7,186,433	$(8,560,341)	$(1,035,844)

Issued stock for services	50,000	500	4,500		5,000	$0.10

Issuance of convertible debt			648,098		648,098

Net loss for the fiscal year				(3,176,745)	(3,176,745)

Balance at September 30, 2007	33,856,462	338,564	7,839,031	(11,737,086)	(3,559,491)

USCorp
(an Exploration Stage Company)
Statement of Changes in Shareholders’ Equity
From Inception in May 1989
(Continued)

	Common	Common	Paid in	Accumulated		Stock
	Shares	Par Value	Capital	Deficit	Total	Price *

Issuance of common stock	10,011,879	100,119	638,559		738,678	$0.07
Issued stock for services	9,517,664	95,177	2,447,473		2,542,650	$0.27
Conversion of debentures	7,200,000	72,000	828,000		900,000	$0.13
Conversion of preferred stock	26,626	266	6,401		6,667	$0.25
Issuance of convertible debt			56,000		56,000
Net loss for the fiscal period- as restated				(2,498,879)	(2,498,879)

Balance at September 30, 2008	60,612,631	606,126	11,815,464	(14,235,965)	(1,814,375)

Issuance of common stock	12,261,765	122,618	304,845		427,463	$0.03
Issued stock for services	845,064	8,451	53,939		62,390	$0.07
Issued stock to settle lawsuit	200,000	2,000	10,000		12,000	$0.06
Conversion of Preferred A	400,000	4,000	(3,933)		67
Issuance of convertible debt			3,000		3,000

Net loss for the year				(1,293,237)	(1,293,237)

Balance at September 30, 2009	74,319,460	743,195	12,183,315	(15,529,202)	(2,602,692)

Issuance of common stock	31,680,388	316,804	426,690		743,494	$0.02
Issued stock & warrants for services	8,778,566	87,786	214,884		302,670	$0.03
Exercise of warrants	11,776,975	117,770	140,105		257,875	$0.02
Converted preferred A	9,400,000	94,000	(94,000)		0
Net loss for the year				(2,203,184)	(2,203,184)

Balance at September 30, 2010	135,955,389	1,359,555	12,870,994	(17,732,386)	(3,501,837)

Issuance of common stock	9,101,333	91,013	141,867		232,880	$0.03
Issued shares & warrants for services	762,500	7,625	45,887		53,512	$0.07
Converted preferred A	8,000,000	80,000	(80,000)		0
Net loss for the period				(453,813)	(453,813)

Balance at December 31, 2010	153,819,222	$1,538,193	$12,978,748	$(18,186,199)	$(3,669,258)

*- Price adjusted for stock splits

Please see the notes to the financial statements.

USCorp
(an Exploration Stage Company)
Notes to the Consolidated Financial Statements
For the Quarters Ended December 31, 2010 and December 31, 2009

1.	Organization of the Company and Significant Accounting Principles

USCorp (the “Company”) is a publicly held corporation formed in May 1989 in the state of Nevada. In April 2002 the Company acquired US Metals, Inc. (“USMetals”), a Nevada corporation, by issuing 24,200,000 shares of common stock. US Metals became a wholly owned subsidiary of the Company.

The Company, through its subsidiary, owns the mineral rights to 172 Lode and Placer Mining Claims in the Eureka Mining District of Yavapai County, Arizona, called the Twin Peaks Project; and owns the mineral rights to 198 Lode and Placer Claims on five properties in the Mesquite Mining District of Imperial County, California, which the Company collectively refers to as the Picacho Salton Project.

The Company has no revenues to date and has defined itself as an “exploration stage” company.

Exploration Stage Company- the Company has no operations or revenues since its inception and therefore qualifies for treatment as an Exploration Stage company as per the accounting guidance. Financial transactions are accounted for as per generally accepted accounted principles. Costs incurred during the development stage are accumulated in “accumulated deficit- exploration stage” and are reported in the Stockholders’ Deficit section of the balance sheet.

Consolidation- the accompanying consolidated financial statements include the accounts of the company and its wholly owned subsidiary. All significant inter-company balances have been eliminated.

Use of Estimates- The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Cash and interest bearing deposits- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with an original maturity of three months or less.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Property and Equipment- Property and equipment are stated at cost. Depreciation expense is computed using the straight-line method over the estimated useful life of the asset, which is estimated at three years.

Income taxes- The Company accounts for income taxes in accordance with generally accepted accounting principles which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between financial statement and income tax bases of assets and liabilities that will result in taxable income or deductible expenses in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets and liabilities to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The Company follows the accounting requirements associated with uncertainty in income taxes using the provisions of Financial Accounting Standards Board (FASB) ASC 740, Income Taxes. Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As of December 31, 2010, the Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. All tax returns from tax years 2008 to 2010 are subject to IRS audit.

Mineral Properties- Costs incurred to acquire mineral interest in properties, to drill and equip exploratory sites within the claims groups, to conduct exploration and assay work are expensed as incurred.

Revenue Recognition- Mineral sales will result from undivided interests held by the Company in mineral properties. Sales of minerals will be recognized when delivered to be picked up by the purchaser. Mineral sales from marketing activities will result from sales by the Company of minerals produced by the Company (or affiliated entities) and will be recognized when delivered to purchasers. Mining revenues generated from the Company’s day rate contracts, included in mine services revenue, will be recognized as services are performed or delivered.

2.	Going Concern

The accompanying consolidated financial statements have been presented in accordance with generally accepted accounting principles, which assume the continuity of the Company as a going concern. However, the Company has incurred significant losses since its inception and has no revenues and continues to rely on the issuance of shares and warrants to raise capital to fund its business operations.

Management’s plans with regard to this matter are as follows:

* Continue fundraising efforts including joint-venture, merger, acquisition or other business combinations whose purpose is development of the Company’s California and Arizona properties by or with well-financed and highly experienced miners.

* Complete exploration and begin production on our properties as warranted. Phases 1 and 2 of our 3-phase drilling program have been completed. The California Desert District BLM Office has completed review of our application and we are awaiting approval. Other permits for commercial mining are being prepared and reviewed for submission to Federal, State and local authorities.

* USCorp plans to begin commercial scale operations on one or more of its properties as soon as all of the required permits and approvals have been granted and funding obtained. Due to the nature of the ore bodies of the Company’s current properties Management expects to begin commercial scale operations on our Picacho Salton Project first; then Management expects to begin commercial scale operations on the Twin Peaks Project.

* With adequate funding management intends to hire qualified and experienced personnel, including additional officers and directors, and mining specialists, professionals and consulting firms to advise management as needed to handle mining operations, acquisitions, mergers, joint ventures and other business combinations in order to fulfill our business plan regarding development of existing and future mineral resource properties.

* Form a strategic alliance of consultants, engineers, contractors and joint venture partners with an information and communication network that allows the alliance to function effectively.

* Acquire additional properties and/or corporations with properties as subsidiaries to advance the company's growth plans or be acquired by a company that fulfills this.

* The company has uploaded proprietary information about the company and our properties to a secure section of our web site for the purpose of raising additional capital in order to continue our exploration and development efforts.

* USCorp may choose to voluntarily delist from the OTC Bulletin Board and then trade on the OTC Markets PinkSheets.

3. Concentrations of Credit

The Company heavily relies upon the efforts of the Company’s chief executive officer and majority shareholder for the success of the Company. A withdrawal of the chief executive’s officer efforts would have a material adverse effect on the Company’s financial condition.

4. Fair values of Financial Instruments

Cash, accounts payable and accrued expenses, subscriptions payable, gold bullion loan payable, convertible debentures payable and the advances payable to shareholder in the balance sheet are estimated to approximate fair market value at December 31, 2010 and September 30, 2010.

5. Gold Bullion Promissory Note

In September 2005, the Company issued a promissory note to a shareholder and received proceeds of $648,282. The note requires the Company to pay the shareholder 1,634 ounces of Gold Bullion (.999 pure). Originally, the promissory note came due in September 2007. In September 2007, the holder of the promissory note agreed to extend the maturity date of the note to September 2009. In September 2009, the holder of the promissory note extended the maturity date to January 2010 at the previous terms, and is extending the maturity date on an informal ongoing basis. The loan is currently in default however, the Company continues to calculate the loan at fair value.

The loss on the underlying gold derivative on the promissory note has been calculated as follows.

Carrying value of loan	$936,758
Fair value of loan	3,245,135
Life to date loss on unhedged underlying derivative	$(2,308,377)

6. Convertible Debentures

During the fiscal year 2007, the Company issued convertible debentures with a face value of $1,200,000. The debentures were convertible into common stock at $0.125 per share. The debentures had an interest rate of 5% and a maturity date from December 2009 to September 2010. During the fiscal year 2008, the holder of these debentures converted $900,000 of the debentures to 7,200,000 shares of common stock. The remaining $300,000 of 2007 debentures was convertible into common stock at $0.125 per share, matured in September 2010, and had an interest rate of 5%

In fiscal year 2008 the Company issued an additional convertible debenture to the same holder and received proceeds of $200,000. This debenture matured in March 2010, was exercisable into common stock at $0.125 per share, and had an interest rate of 4%.

In fiscal year 2009 the Company issued an additional convertible debenture to the same holder and received proceeds of $200,000. This debenture matured in April 2010, was exercisable into common stock at $0.125 per share, and had an interest rate of 4%.

All of the debentures are currently in default and the holders are extending the maturity date on an informal ongoing basis. The Company ceases recording an interest expense on the debentures at the date of the maturity of the debenture.

The balance of the convertible debt at December 31, 2010 and September 30, 2010 is as follows:

	31-Dec-10	30-Sep-10

Net convertible debt payable	$700,000	$700,000

7. Issuances of Common Stock

During the first quarter of fiscal year 2010, the Company issued 3,633,956 shares of common stock and received proceeds of $105,780.

In December 2009, the Company issued 238,636 shares of commons stock to consultants for services rendered valued at $7,159.

In the first quarter of fiscal year 2011, the Company issued 9,101,333 common shares with 29,249,999 warrants attached convertible into the same amount of common shares at exercise prices ranging from three to thirty cents per share expiring in 6 months to two years. The Company received proceeds of $232,880.

In the first quarter of fiscal year 2011, the Company issued 763,500 shares of common stock to consultants for services rendered valued by the Company at $53,512.

In the first quarter of fiscal year 2011, a holder of the preferred A stock converted 1 million preferred A into 8 million shares of common stock.

8. Common Stock Warrants
During the first quarter of fiscal 2011, the Company issued 65,000 warrants to purchase 65,000 shares of common stock at six cents per share expiring in November 2011. The Company applies ASC 718, “Accounting for Stock-Based Compensation” to account for its option issues. Accordingly, all options granted are recorded at fair value using a generally accepted option pricing model at the date of the grant. For purposes of determining the option value at issuance, the fair value of each option granted is measured at the date of the grant by the option pricing model with the following assumptions:

	2010	2009

Dividend yield	0.00%	0.00%
Risk free interest rate	1.00%	0.50%
Volatility	25.00%	39.00%

The fair values generated by option pricing model may not be indicative of the future values, if any, that may be received by the option holder.
The following is a summary of common stock warrants outstanding at December 31, 2010:

		Wgtd Avg	Wgtd Years
	Amount	Exercise Price	to Maturity

Outstanding at September 30, 2009	9,491,303	$0.33	0.54

Issues	104,684,063
Exercises	(11,776,975)
Expired	(1,818,907)

Outstanding at September 30, 2010	100,579,484	$0.06	1.42

Issues	29,264,999
Exercises	(650,000)
Expired	(1,850,000)

Outstanding at December 31, 2010	127,344,483	$0.08	1.22

9. Stock Incentive Plan
The Company provides for a Stock Incentive Plan for its employees. The plan provides for incentive stock options and non-qualified stock options. The Board of Directors will determine whether an option is an incentive stock option or a non-qualified stock option when it grants the option and the option will be evidenced by an agreement describing the material terms of the option. The Board of Directors will determine the exercise price of an employee’s option at the date of the grant. The exercise price of an incentive stock option may not be less than the fair market value of the common stock on the date of the grant, or less than 110% of the fair market value if the participant owns more than 10% of the outstanding common stock. The Board of Directors will also determine the term of an option at the date of the grant. The term of an incentive stock option or non-qualified stock option may not exceed ten years from the date of grant, but any incentive stock option granted to a participant who owns more than 10% of the outstanding common stock will not be exercisable after the expiration of five years after the date the option is granted. Subject to any further limitations in the applicable agreement, if a participant’s employment terminates, an incentive stock option will terminate and expire no later than three months after the date of termination of employment.
Incentive stock options are also subject to the further restriction that the aggregate fair market value, determined as of the date of the grant, of the market value of the common Stock as to which any incentive stock option first becomes exercisable in any calendar year is limited to $100,000 per recipient. If incentive stock options covering more than $100,000 worth of the common stock first become exercisable in any one calendar year, the excess will be non-qualified options. For purposes of determining which options, if any, have been granted in excess of the $100,000 limit, options will be considered to become exercisable in the order granted.
10. Class B Common Shares

The Class B Common shares are non-voting shares that trade on the Frankfurt stock exchange under the symbol U9CB.F. There are 250,000,000 shares authorized and 5,060,500 issued and outstanding. The par value of these shares is $0.001. These shares do not trade in the United States on any market and the Company has no plans to register these shares for trading in the U.S.

11. Income Tax Provision

Provision for income taxes is comprised of the following:
	31-Dec-10	31-Dec-09

Net loss before provision for income taxes	$(453,813)	$(492,033)

Current tax expense:
Federal	$0	$0
State	0	0
Total	$0	$0

Less deferred tax benefit:
Tax loss carryforwards	2,456,010	(2,421,827)
Allowance for recoverability	(2,456,010)	2,421,827
Provision for income taxes	$0	$0

A reconciliation of provision for income taxes at the statutory rate to provision for income taxes at the Company's effective tax rate is as follows:

Statutory U.S. federal rate	34%	34%
Statutory state and local income tax	10%	10%
Less allowance for tax recoverability	-44%	-44%
Effective rate	0%	0%

Deferred income taxes are comprised of the following:

Tax loss carryforwards	$2,456,010	$2,421,827
Allowance for recoverability	(2,456,010)	(2,421,827)
Deferred tax benefit	$0	$0

Note: The deferred tax benefits arising from the timing differences begin to expire in fiscal years 2011 to 2030 and may not be recoverable upon the purchase of the Company under current IRS statutes.

12. Net Loss per Share

The Company applies ASC 260, “Earnings per Share” to calculate loss per share. In accordance with ASC 260, basic net loss per share has been computed based on the weighted average of common shares outstanding during the years, adjusted for the financial instruments outstanding that are convertible into common stock during the years. The effects of the common stock options and the debentures convertible into shares of common stock, however, have been excluded from the calculation of loss per share because their inclusion would be anti-dilutive. Net loss per share is computed as follows:

	31-Dec-10	31-Dec-09

Net loss before cumulative preferred dividend	$(453,813)	$(492,033)

Cumulative dividend preferred payable	(42,380)	(37,081)

Net loss to common shareholders	$(496,193)	$(529,114)

Weighted average	144,875,885	76,043,451

Basic & fully diluted net loss per common share	$(0.00)	$(0.01)

13. Subsequent Events
In January and February of 2011, the Company issued 375,537 shares to in payment for services rendered to the company and 50,000 shares of series A preferred stock were converted to 400,000 shares of Common A Stock.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with the Consolidated Financial Statements and Notes thereto, and the other financial data appearing elsewhere in this Report.

The information set forth in Management’s Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21 E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, including, among others (i) expected changes in the Company’s revenues and profitability, (ii) prospective business opportunities and (iii) the Company’s strategy for financing its business. Forward-looking statements are statements other than historical information or statements of current condition. Some forward-looking statements may be identified by use of terms such as "believes", "anticipates", "intends" or "expects". These forward-looking statements relate to the plans, objectives and expectations of the Company for future operations. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, in light of the risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this report should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

The Company’s revenues and results of operations could differ materially from those projected in the forward-looking statements as a result of numerous factors, including, but not limited to, the following: (i) changes in external competitive market factors, (ii) termination of certain operating agreements or inability to enter into additional operating agreements, (iii) inability to satisfy anticipated working capital or other cash requirements, (iv) changes in or developments under domestic or foreign laws, regulations, governmental requirements or in the mining industry, (v) changes in the Company’s business strategy or an inability to execute its strategy due to unanticipated changes in the market, (vi) various competitive factors that may prevent the Company from competing successfully in the marketplace, and (ix) the Company’s lack of liquidity and its ability to raise additional capital. In light of these risks and uncertainties, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The foregoing review of important factors should not be construed as exhaustive. The Company undertakes no obligation to release publicly the results of any future revisions it may make to forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Significant Accounting Policies and Estimates

Management’s Discussion and Analysis of Financial Condition and Results of Operations discusses the Company’s consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to reserves and intangible assets. Management bases its estimates and judgments on historical experiences and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant accounting estimates inherent in the preparation of the Company’s financial statements include estimates as to the appropriate carrying value of certain assets which are not readily apparent from other sources, primarily allowance for the cost of the Mineral Properties based on the successful efforts method of accounting. These accounting policies are described at relevant sections in this discussion and analysis and in the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended September 30, 2010.

Results of Operations

Comparison of operating results for the three months ended December 31, 2010 and December 31, 2009:

The Company has no revenues through the date of this report.

General and administrative expenses were $225,519 compared to $120,933 for the same period a year ago. Consulting costs increased from $64,109 to $158,722 in the three months ended December 31, 2010 compared to the same period last year, which is mainly due to an increase in investor and public relations costs, most of which were paid for with stock. Administration costs increased from $49, 941 in the three months ended December 31, 2009 to $58,763 for the three months ended December 31, 2010 due to increased costs for clerical help, office staff, the value of payments for professional services with Registered S-8 shares, and the difference between the capitalization received as a result of investors exercising their warrants and the value of shares issued when the warrants were exercised by investors during the period.

As a result of general and administrative costs, the Company experienced a loss from operations of $225,519 for the three months ended December 31, 2010, compared to loss from operations of $120,933 for the same period last year.

Interest expense loss decreased to $0 during the first three months of fiscal 2010 compared to -$35,006 the first three months of fiscal year 2011 as a result of the Gold Bullion Loan borrowed at the end of September 2005 and the change in the price of gold compared to the same period one year ago. The loan is payable in gold bullion at the prevailing price and is not hedged. The Company’s loss on the unhedged loan is $228,294 for the first three months of fiscal year 2011 compared to a loss of $336,064 for the same period a year ago due to the change in the price of gold over the past year.

Net loss for the first three months of fiscal year 2011 was $453,813 or $0.00 per share compared to a loss of $492,033, or $0.01 per share for the same period last year.

Discussion of Financial Condition: Liquidity and Capital Resources

At December 31, 2010 cash on hand was $390,460 as compared with $354.019 at September 30, 2010. During the first nine months of fiscal year 2010, the Company used $453,813 for its operations compared to $865,664 for the first nine months of fiscal 2009.

At December 31, 2010, the Company had working capital of $390,430 compared to a working capital of $354,019 at September 30, 2010. The increase is due to costs of continuing exploration and preparations for development of Company’s mining properties offset by the Company’s on-going financing efforts.

Total assets at December 31, 2010 were $390,560 as compared to $354,395 at September 30, 2010. The increase is due to costs of continuing exploration and preparations for development of Company’s mining properties offset by the Company’s on-going financing efforts.

The Company’s total stockholders’ deficit increased to a deficit of $3,669,258 at December 31, 2010 compared to a deficit of $3,501,837 at September 30, 2010. The increase in stockholders’ deficit was the result of an increase in additional paid in capital and operating losses of $225,519 for the three months ended December 31, 2010 due to costs for clerical help, office staff, the value of payments for professional services with Registered S-8 shares, and the difference between the capitalization received as a result of investors exercising their warrants and the value of shares issued when the warrants were exercised by investors during the period.

Last September we announced signing a Letter of Intent with a Chinese agricultural conglomerate with over USD $700 million in annual revenues. The next step would have been to complete a definitive agreement spelling out terms and conditions including major financing for USCorp. In October we announced that we had signed an Agreement to form a Joint Venture that would initially provide USD $25 million in loans and loan guarantees for development of USCorp’s mining properties. The Agreement also called for raising USD $100 million publicly or privately. In November we provided further details with regard to the agreement to form a joint venture. The purpose of the agreement was to form a joint venture to complete exploration and begin development of USCorp’s mining properties. We also reported that the US corporation, holding Chinese assets, had requested confidentiality even though it was not part of our agreement until the joint venture was funded with an initial $25 million, and that the funding would have to take place on or before January 15, 2011. The agreement called for USCorp to contribute to the joint venture its claims in Arizona and California after the $25 million had been received by the joint venture. Each entity would have owned 50 percent of the joint venture. This newly-formed joint venture entity would have also sought to raise an additional $100 million (USD) to expand its asset base and for acquisitions; there was no assurance given that either funding would be successful.

Upon the completion of a funding the claims would have been transferred to the joint venture and the joint venture was expected to complete the drilling, exploration and development of the properties. We also reported that in the event that the necessary initial funding was unable to be raised, the agreement provided that either party could cancel the Agreement without obligation or liability to perform under the Agreement.

On February 2, 2010, we publicly reported that we had elected to terminate the Joint Venture Agreement between the Company and Yasheng Group, a Chinese agricultural conglomerate. The Joint Venture Agreement specified certain dates for providing the initial funding for the Joint Venture which were not met. As a result of termination of the contemplated Joint Venture the mining properties continue to remain solely controlled by the Company through its subsidiaries.

As discussed previously Robert Dultz, President, Chairman and CEO, and other members of the management and exploration team have been actively involved in correspondence, conference calls, site visits, meetings and review of USCorp’s proprietary data, with a variety of people representing various institutional funding organizations and various mining companies, including some contacts directly with their CEOs. The institutional funding organizations are international in scope and the mining companies range in size from junior to major, and from regional to international in scope. These communications have as their object completing one or more of the following: debt or equity financing, the acquisition of USCorp, or creating a joint venture, merger, or other business combinations whose purpose is development of the Company’s California and Arizona properties by well-financed and highly experienced miners.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 4T. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (Exchange Act), as of December 31, 2010. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective.

Changes in Internal Controls

There were no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls over financial reporting that occurred during the quarter ended December 31, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1. Legal Proceedings.

The Company has received a Cease and Desist Order from Pennsylvania as a result of a single unauthorized phone call to a potential unaccredited investor contrary to the Company’s policy. It is our understanding that an individual USCorp shareholder obtained the phone number of a so-called “accredited investor” and contacted that individual about investing in USCorp. The shareholder determined the so-called “accredited investor” was in fact not an “accredited investor” and explained that as a non-accredited investor he could not invest directly with USCorp. The shareholder then recommended the individual review USCorp’s web site and if he still wanted to purchase USCorp shares he should do so on the open market through a stockbroker. The individual later called the shareholder, stated he had reviewed USCorp’s web site and he then requested additional information about USCorp be sent to him. The shareholder then forwarded to the individual information he had about USCorp that also contained an accredited investor questionnaire. We were then contacted by the state of Pennsylvania regarding this incident and our attorney corresponded with them regarding the incident. The Company, in our most recent correspondence with the state, through our attorney, has informally agreed to refrain from such solicitations within the state. We have not received any more communications from the state of Pennsylvania; we have not signed a Cease and Desist order or similar, and we have not paid a fine. We have instructed the shareholder to not contact anyone at any time regarding investing in USCorp and that appears to be the end of the incident.

Item 1A. Risk Factors

Not Applicable.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.

During first quarter of fiscal year 2011, the Company issued 9,101,333 shares of common stock and received proceeds of $147,867; 762,500 shares were issued for services with a value of $45,887; and 1,000,000 Series A Preferred shares were converted to 8,000,000 Class A Common shares by officers and directors of the corporation.

During first quarter of fiscal year 2011, the Company issued 29,264,999 options to buy its common stock to the purchasers of the common stock described above. The options expire in fiscal year 2011 and 2012. Also during the first three quarters, 1,850,000 options to purchase common stock expired unexercised.

As previously reported, in fiscal 2008 we received commitments to finance fiscal 2009 operations in the amount of $2.19 million. In the last quarter of fiscal 2008 and the last quarter of calendar 2008 the Company received $400,000 of the $2.19 million in commitments for fiscal 2009; however no additional payments were received, in breach of their agreement. We have no expectation the Company will receive the rest of the committed funds, nor any additional funds from this source.

As a result of the failure to meet the commitments to fund USCorp operations in fiscal 2009 there has been substantial damage done to USCorp. During the first nine months of fiscal 2009 we were assured on several occasions that the funds were coming and we delayed seeking other sources of financing while providing the lender with requested due diligence documentation regarding USCorp, our properties, historical mining on those properties and our contemporary exploration efforts on those properties. In addition we were unable to complete the third phase of the Twin Peaks drilling program and therefore were unable to update our resource measurements, making it more difficult to obtain additional financing from other sources, and to complete drilling on our California properties, causing the inability to pay the bullion loan when due. The bullion loan due date was extended and after January 31, 2010 it is extended on a day-to-day basis. We continue to pursue other sources of financing (see “Discussion of Financial Condition: Liquidity and Capital Resources” above).

The Company claimed an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) for the private placement of these securities pursuant to Section 4(2) of the Act and/or Rule 506 of Regulation D promulgated thereunder since, among other things, the transaction did not involve a public offering, the Investor was an “accredited investor” and/or qualified institutional buyers, the Investor had access to information about the Company and its investment, the Investor took the securities for investment and not resale, and we took appropriate measures to restrict the transfer of the securities.

Item 3. Defaults Upon Senior Securities.

None.

Item 4. Submission of Matters to a Vote of Security Holders.

There were no matters requiring a vote of security holders during this period. Significant matters voted on were reported in our Form 10-K for period ending September 30, 2010.

Item 5. Other Information.

None.

ITEM 6. EXHIBITS

(a) Exhibits:

31.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USCORP

By: /s/ ROBERT DULTZ

Robert Dultz
Chairman, Chief Executive Officer and Acting Chief Financial Officer Dated: April 22, 2011

ITEM 6. EXHIBITS

(a) Exhibits:

31.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

USCORP

By: /s/ ROBERT DULTZ

Robert Dultz
Chairman, Chief Executive Officer and Acting Chief Financial Officer Dated: April 22, 2011

EXHIBIT 31.1
CERTIFICATIONS

I, Robert Dultz, certify that:

1.	I have reviewed this Quarterly Report on Form 10-Q (the "Report") of USCORP (the "Registrant");

2.
Based on my knowledge, this Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Report;

3.
Based on my knowledge, any financial statements, and other financial information included in this Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Report;

4.
I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and I have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being provided;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation;

d)
disclosed in this report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.
I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent function);

a)
all significant deficiencies in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: April 22, 2011	By:	/s/ Robert Dultz
Robert Dultz, Chief Executive Officer and Acting Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of USCORP (the "Registrant") on Form 10-Q for the fiscal quarter ended December 31, 2010 as filed with the Securities and Exchange Commission on the date hereof, I, Robert Dultz, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of our knowledge and belief:

(1)	The Quarterly Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Quarterly Report fairly presents, in all material respects, the financial condition and result of operations of the Registrant.

Date: April 22, 2011	By:	/s/ Robert Dultz
Robert Dultz Chief Executive Officer and Acting Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.